As filed with the Securities and Exchange Commission on September 12, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
__________________

UNIVERSAL POWER GROUP, INC.

(Exact name of Registrant as specified in its charter)

Texas	7389; 5063	75-1288690
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

Universal Power Group, Inc.
1720 Hayden Road
Carrollton, Texas 75006
(469) 892-1122
(469) 892-1201 Facsimile

(Address, including zip code, and telephone number, including area code, of Registrant’s executive offices)
__________________________________

Randy Hardin
Chief Executive Officer
Universal Power Group, Inc.
1720 Hayden Road
Carrollton, Texas 75006
(469) 892-1122
(469) 892-1201 Facsimile

(Name, address, including zip code, and telephone number, including area code, of agent for service)
__________________________________

Please send copies of all communications to:

Joel J. Goldschmidt, Esq.	Norman R. Miller, Esq.
Morse, Zelnick, Rose & Lander LLP	Patton Boggs LLP
405 Park Avenue	2001 Ross Avenue
Suite 1401	Suite 3000
New York, New York 10022	Dallas, Texas 75201-8001
(212) 838-8269	(214) 758-6630
(212) 838-9190 Facsimile	(214) 758-1550 Facsimile
__________________________________

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price (1)	Registration Fee

Common stock	$27,600,000.00 (2)	$2,953.20

Representatives’ warrants	$100.00	$.01

Common stock underlying the
representatives’ warrants(3)(4)	$2,880,000.00	$308.16

Total	$30,480,100.00	$3,261.37

(1)	Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes (i) shares sold by the registrant, (ii) shares sold by the selling stockholder and (iii) shares issuable upon exercise of underwriters’ over-allotment option.
(3)	The Representatives’ warrants cover 10% of the shares sold in the offering (other than shares sold pursuant to the exercise of the over-allotment option) and the exercise price will be 120% of the initial public offering price.
(4)	Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of the warrants.

_________________________________

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
_________________________________

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated September 12, 2006

__________ Shares

UNIVERSAL POWER GROUP, INC.

          This is our initial public offering. We are offering _________ shares of common stock and our corporate parent, Zunicom, Inc. (“Zunicom”), is selling _________ shares of our common stock that it owns. We will not receive any of the proceeds from the sale of shares by Zunicom.

          No public market currently exists for our common stock. We intend to apply to list our common stock on the American Stock Exchange under the symbol “UPG.” We anticipate that the initial public offering price of the shares will be in the range of $_____ - $_____ per share.

Investing in our shares involves significant risks. See “Risk Factors” beginning on page ____.

		Underwriting	Proceeds to
	Initial Public	Discounts and	Universal	Proceeds to
	Offering Price	Commissions	Power Group	Zunicom

Per Share
Total

          We have also agreed to pay the underwriters of this offering, a non-accountable expense allowance equal to _% of the aggregate public offering price for the _________ shares offered under this prospectus and to issue to the underwriters warrants to purchase up to an aggregate of _________ shares of common stock, at a price equal to $____ per share.

          We and Zunicom have also granted the underwriters a 45-day option to purchase up to an additional _________ shares to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver shares to purchasers on or about ___________, 200_.

_________________________

Ladenburg Thalmann & Co. Inc.                Wunderlich Securities, Inc.

The date of this prospectus is                , 2006

               You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

               Until _________, 200_ (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

________________

               We own U.S. rights to a number of trademarks, trade names, service marks and service names that we use, some of which are registered. These marks and names include the following: UB Scootin®, Adventure Power®, Batteries & Beyond™, Charge N’ Start™, UNILOK™, Let Us Power You™ and UPG™.

PROSPECTUS SUMMARY

           This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included elsewhere in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option and does not take into account the issuance of any common stock upon exercise of warrants or stock options. Unless otherwise noted, no adjustments have been made to give effect to an anticipated forward stock split that will become effective before the closing of this offering. All references in this prospectus to “Universal Power Group,” “UPG,” “us,” “we,” and “our” refer to Universal Power Group, Inc. and its predecessors, unless the context otherwise indicates.

Overview

          We are (i) a third-party logistics company specializing in supply chain management and value-added services and (ii) a leading supplier and distributor of portable power supply products, such as batteries, security system components and related products and accessories. Our principal product lines include:

  batteries of a wide variety of chemistries, battery chargers and related accessories;

  portable battery-powered products, such as jump-starters and 12-volt power accessories;

  security system components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, cabling and other components; and

  electro-magnetic devices, capacitors, relays and passive electronic components.

We ensure that all the products that we sell, which are required to have safety approvals, are certified by the appropriate agency, such as Underwriters Laboratories (UL), Underwriters Laboratories Canada (CUL), Canadian Standards Associates (CSA), Community Europa (CE) and Technischer Uberwachungs Verein (TUV).

           Our supply chain management services include inventory sourcing, procurement, warehousing, distribution and fulfillment. Our value-added services include custom battery pack assembly, custom kitting and packing, private labeling, product design and engineering, graphic design and used battery pick-up and disposal. These services enable our customers to operate more efficiently and enhance their business by providing them with cost savings through effective sourcing, reducing inventory maintenance levels and streamlining distribution and order fulfillment. In addition, we also source and distribute batteries and portable power products under various manufacturers’ and private labels, as well as under our own proprietary brands, UPG™, Adventure Power®, UB Scootin®, Batteries & Beyond™, Charge N’ Start™ and UNILOK™. We believe that we have one of the largest inventories of batteries in the United States and are one of the leading domestic distributors of sealed, or “maintenance-free,” lead-acid batteries.

           Our customers include original equipment manufacturers (“OEMs”), distributors and retailers, both on-line and traditional. The products we manage and distribute are used in a diverse and growing range of industries, including automotive, marine, recreational vehicles, medical devices and instrumentation, consumer goods, electronics and appliances, marine and medical applications, computer and computer-related products, office and home office equipment, security and surveillance equipment, and telecommunications equipment and other portable communication devices. Our largest customer is Brink’s Home Security (“Brinks”), one of the largest installers of security systems in the United States. We function as one of Brinks’ principal supply chain managers and inventory fulfillment providers in the United States and Canada, handling and delivering to its branches and authorized dealers, many of the installation components and tooling required by their security system installers.

           In each of the last nine years we have achieved double digit growth in net sales. Over that nine-year period, our compound annual growth rate in net sales was 32.86%. Similarly, our income before taxes has grown in four of the last five years. Over that five-year period, our compound annual growth rate in income before taxes was 18.26%. For 2005, our net sales were $81.3 million, and our income before taxes was $1.9 million. For the six months ended June 30, 2006, our net sales were $44.2 million, and our income before taxes was $1.2 million.

Competitive Advantages

             We believe that we are well-positioned to continue to provide cost-effective and efficient solutions to address the demands of the market place for third-party logistics services, particularly supply chain management and value-added services, and to continue to grow as a leading supplier and distributor of batteries and other portable power supply products. We further believe that our primary competitive advantages include the following:

  Well-established sourcing contacts. We have long-standing relationships with manufacturers in the Pacific Rim, principally in China. We were also one of the first authorized distributors of Panasonic batteries in the United States.

  Key customer relationships. Over the last two years we have had over 2,900 customers, including sole proprietors, small businesses, as well as many large, well-known national, regional and local distributors and retailers. Our customers include Brinks, RadioShack, Bass Pro Shops, Cabela’s, Pride Mobility, The Scooter Store, Protection One, Home Depot Supply, the U.S. Navy, and GE Security.

  Extensive inventory permits prompt response to customer needs. We stock a broad range of products according to our customers’ and seasonal needs. We had $19.1 million of inventory at December 31, 2005 and $17.0 million of inventory at June 30, 2006. We regularly carry over 75 classes of products, reflecting over 2,200 SKUs. We believe that we carry one of the largest inventories of sealed-lead acid batteries. As a result, we are able to ship virtually anywhere in the United States within 24-48 hours of receipt of a purchase order.

  National distribution. Our primary logistics center and warehouse facility is located in Carrollton, Texas, part of the Dallas metroplex area. We also have regional logistics centers and retail outlets in Oklahoma City, Oklahoma and Las Vegas, Nevada.

  Value-added services. We offer an array of value-added services not commonly provided by other third-party logistics companies. These services include inventory sourcing, procurement and management, custom kitting and assembly, product development, private labeling, and coordinating customers with licensed, EPA approved handlers for their battery recycling needs. Also, we were one of the first authorized Panasonic modification centers in the United States.

  Broad industry experience; experienced management and support professionals. We have been in business for almost 40 years and have extensive knowledge of our markets and products. Our chief executive officer, Randy Hardin, has been in the battery distribution business for over 20 years. We also have a dedicated and experienced management team coupled with an excellent support staff.

  Reputation for quality. Since our inception, we have built a reputation based on the quality of our products, the timeliness of our deliveries, and our responsiveness to customer demands. We believe that our commitment to customer satisfaction and our sourcing expertise have earned us a reputation as a premier supplier of batteries and other portable power products and related accessories. We have had ISO 9001:2000 certification since October 2003. In addition, we ensure that we obtain safety approvals on our products where required by one or more of the following agencies: UL, CUL, CSA, CE and TUV.
Growth Strategy

               Our goals are to become (i) a leading provider of supply chain management, value-added and other logistics solutions to commercial, industrial and retail markets, and (ii) a leading supplier and distributor of portable power products, to meet increasing consumer needs for accessibility, portability and mobility. To attain these goals, we plan to execute on the following strategies:

  Expand our third-party logistics and value-added services. With our third-party logistics and supply chain expertise and our array of value-added services, we are identifying and aggressively pursuing new markets and new customers. We are marketing our third-party logistics and supply chain solutions to other markets, such as housewares, office supplies and toys. We plan to open new regional logistics centers in geographic areas where we have existing customer concentration. In connection with these new logistics centers, we will also add a fleet of delivery trucks to service customers in those areas, which could increase our visibility in the area, provide better service to our customers, and reduce our costs. In addition, each of these new logistics centers will include our branded retail outlet, “Batteries & Beyond™.” We believe that these retail operations can generate higher profit margins than either of our existing businesses.

  Enhance our information technology capabilities. We provide a customized web portal interface for Brinks that allows it to easily place orders online with access to and management of its fulfillment needs. We plan to develop similar systems for our other customers based on their particular needs. In addition, we have begun to develop a warehouse management system that will enable us to improve overall supply chain workflow and efficiency, provide greater visibility throughout the supply chain process, provide real-time data and effective decision-making.

  Expand into new markets and increase product offerings. Currently, our business focuses on portable power supply products and related products and accessories, such as batteries of a variety of chemistries, battery chargers and jumpstarters. We intend to expand into new markets for our existing products and expand our product lines. For example, through our sealed lead-acid battery distribution, we have expanded to serve the medical scooter, jet-ski, motorcycle, hunting and marine markets. We also plan to expand our product lines to include a more comprehensive offering of: (i) consumer batteries and chargers for electronic devices, such as cell phones, laptops, camcorders, digital cameras and toys; (ii) sealed lead-acid batteries for consumer, industrial, and customized applications; (iii) battery-powered and related consumer goods, such as battery chargers and maintainers, jumpstarters, portable power tools and accessories; (iv) security-related, access-control products; and (v) other new products.

  Development of proprietary products. We intend to develop other proprietary products synergistic to our business, to build added value and offerings to our customers. For example, we have a pending patent application on a battery cross-reference kiosk concept.

  Vertical integration. We believe that to remain competitive we must add manufacturing capability. We believe that this will enable us to accelerate our growth, reduce our costs, and protect and/or defend our position in the market.

  Expand into e-commerce operations. We plan to develop an online retail presence and enhance our e-commerce capabilities. We have rights to the domain names www.batteriesandbeyond.com, www.batteriesnbeyond.com and www.batteriesbeyond.com.

  Global expansion. We have a number of customers located in the United Kingdom, Australia, Ireland and Canada. Part of our growth strategy is to further develop new accounts in Europe and Latin America and to establish logistics centers in strategic global locations to service these accounts.
Corporate History and Information

          We were organized in 1968 under the laws of Texas as Computer Components Corporation. In January 2003 we changed our name to Universal Battery Corporation, and in May 2003 we changed our name to Universal Power Group, Inc. Our principal executive office is located at 1720 Hayden Road, Carrollton, Texas 75006, and our telephone number is (469) 892-1122. Our web address is www.upgi.com. None of the information on our website is part of this prospectus.

          Currently, all of our stock is owned by Zunicom, a Texas corporation, whose stock is traded on the OTC Bulletin Board under the symbol “ZNCM.OB.” Zunicom also owns all of the issued and outstanding stock of AlphaNet Hospitality Systems, Inc. (“AlphaNet”), a company that develops and provides wireless connectivity, communication, and productivity systems to the hospitality industry and business travelers. Once this offering is completed, Zunicom’s ownership interest in us will be __% (or __% if the over-allotment option is exercised in full). We also have three inactive wholly owned subsidiaries, two of which are incorporated in Texas and one of which is incorporated in Nevada.

The Offering

Common stock offered by us	_______ shares

Common stock offered by Zunicom	_______ shares

Common stock to be outstanding
after this offering	_______ shares

Proposed American Stock Exchange
symbol	UPG

Use of proceeds	Working capital to expand our logistics and value-added
services, build new logistics centers and retail outlets, fund expanded sales and marketing activities, investment in
information technology, develop new products and acquire
manufacturing capabilities.

Risk factors	Investing in our securities involves a high degree of risk. As an investor, you should be able to bear the loss of your entire investment. You should carefully consider the information set forth in the Risk Factors section beginning on page 8 of this prospectus in evaluating an investment in our securities.

               The number of shares outstanding immediately after this offering does not take into account any shares underlying the (i) underwriters’ over-allotment option, (ii) the warrants that we will issue to the representatives as part of their compensation and (iii) the 2006 Stock Option Plan.

Summary Financial Information
(in thousands, except share and per share data)

Statements of operations data:

	Years ended December 31,			Six months ended June 30,

	2003	2004	2005	2005	2006

		(audited)		(unaudited)
Net sales	$58,670	$67,160	$81,275	$37,849	$44,245
Gross profit	$9,105	$8,804	$10,315	$4,758	$6,199
Operating expenses	$7,191	$7,568	$7,888	$3,757	$4,566
Operating income	$1,914	$1,236	$2,426	$1,001	$1,633
Income before provision for income taxes	$1,603	$745	$1,948	$782	$1,239
Net income	$919	$398	$1,134	$448	$714
Net income per share – basic and
diluted	$1.86	$0.81	$2.30	$0.91	$1.45
Weighted average number of shares
outstanding – basic and diluted	$493,905	$493,905	$493,905	$493,905	$493,905

Pro forma information (unaudited):

	Year ended December 31, 2005	Six months ended June 30, 2006

Net sales	$81,275	$44,245
Gross profit	$10,315	$6,199
Operating expenses	$7,631	$4,466
Operating income	$2,684	$1,733
Income before provision for income taxes	$2,205	$1,339
Net income	$1,304	$780
Net income per share – basic and diluted
Weighted average number of shares
outstanding – basic and diluted

Pro forma information reflects the following adjustments to our historical financial data:

  A forward stock split of _____-for-1 that was effected on _______ ___, 2006.

  Elimination of the management fee, in the amount of $40,000 per month, due from us to Zunicom.

  Increasing general and administrative expenses by $138,000 for the year ended December 31, 2005 and $69,000 for the six months ended June 30, 2006 to reflect the additional salaries of Zunicom personnel that will be transferred to our payroll once this offering is effective.

  Increasing general and administrative expenses by $85,000 for the year ended December 31, 2005 and $71,000 for the six months ended June 30, 2006 reflecting additional accounting and other costs that were absorbed by Zunicom.

  Increasing the provision for income taxes by $87,000 for the year ended December 31, 2005 and $34,000 for the six months ended June 30, 2006.

Balance sheet data (unaudited):

	June 30, 2006

				Pro forma
	Actual	Adjustments	Pro forma	as adjusted

Current assets	$28,492	$(177)	$28,315
Working capital	$4,118	$3,131	$7,249
Total assets	$28,995	$(177)	$28,818
Total liabilities	$24,646	$1,523	$26,169
Shareholders’ equity	$4,350	$(1,700)	$2,650

          Pro forma information in the table above reflects (i) the elimination of a $177,000 current receivable due from AlphaNet which will be assigned to Zunicom as partial payment of a current payable to Zunicom, (ii) a $300,000 reduction in the payable to Zunicom, (iii) the conversion of $2,831,249 of short-term indebtedness owed to Zunicom to a long-term liability and (iv) an estimated $2 million dividend that will be declared immediately before this offering is effective and that will be evidenced by a note payable over the four-year period beginning one year and one day after the date of this prospectus. The note is prepayable out of the net proceeds we realize from the sale of the shares covered by the over-allotment option. The exact amount of this dividend will be determined immediately before the date of this prospectus.

          Pro forma as adjusted information in the table above also takes into account the estimated net proceeds of this offering.

	December 31, 2005

	Actual	Adjustments		Pro forma

Current assets	$28,721		$(121)	$28,600
Working capital	$4,014	$		$4,014
Total assets	$29,252		$(121)	$29,131
Total liabilities	$24,707	$		$24,707
Shareholders’ equity	$4,256	$		$4,256

          Pro forma information in the table above reflects the elimination of the current receivable due from AlphaNet of $121,000, which will be assigned to Zunicom as partial payment of a current payable to Zunicom.

RISK FACTORS

          This offering and an investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

A significant portion of our annual revenue is derived from a single customer. If this customer were to terminate its relationship with us or even reduce its level of business with us our operating results would suffer.

           For the years ended December 31, 2005, 2004 and 2003, one customer, Brinks, accounted for 56%, 51% and 50% of our net sales, respectively. At June 30, 2006 our Brinks receivable was $4.4 million, representing approximately 44% of our total accounts receivable as of that date, none of which was more than 30 days old as of that date. At any one time, we may carry as much as $10.0 million of inventory to fulfill our obligations to Brinks. Some of those items are proprietary to Brinks. If Brinks were to fail to purchase these items from us, we may not be able to find other buyers for these products. In addition, our agreement with Brinks will expire in May 2007. If this agreement is not renewed or if Brinks were to significantly reduce the level of business it does with us, our revenues and profitability would be adversely impacted. We cannot assure you that we will be able to extend our agreement with Brinks or, if we can, what the terms of that agreement will be. In addition, any adverse developments in Brinks’ business could have an adverse impact on our financial condition. The market price of our stock may be adversely affected because of this customer concentration.

We depend on a limited number of suppliers and do not have long-term contracts with any of them. Any disruption in our ability to purchase products from them or any drastic changes in the prices we pay for our products could adversely affect our gross margins and profitability, which could have an adverse impact on our operating results.

          All of our products are manufactured and assembled by third-party manufacturers, many of which are located in the Pacific Rim region, principally China. We depend on these third-party manufacturers to supply us with quality products in a timely and efficient manner. If they fail to do so, we may have to find other sources to meet our inventory needs. This could result in increased costs which we may not be able to pass on to our customers, lost sales opportunities, and/or a decrease in customer satisfaction, which could damage our reputation.

          Our largest supplier, a domestic company, is the source of most of the Brinks inventory. In each of 2005 and 2004, we purchased 44% of our inventory from this source. We do not have a written agreement with this factory, although Brinks does. Our second largest supplier is a factory based in the Guangdong province, People’s Republic of China. This source accounted for 22% and 19% of our inventory purchases in 2005 and 2004, respectively, and 80% of all of our battery purchases in 2005. We continue to rely on the Chinese factory as our principal source for batteries because of price, the quality of its products, its ability to satisfy our need for a broad range of battery chemistries and its timely deliveries. We believe that we get competitive pricing from the Chinese factory because of the volume of our purchases. If we were to terminate our relationship with the Chinese factory or it was to terminate its relationship with us, we may have to source our purchases with multiple factories. This could have an adverse impact on the price we pay for batteries and other products that we carry and may also adversely impact other factors such as the quality of our products and the timeliness of our shipments. This could then adversely impact our ability to meet customer expectations and damage our reputation.

Any disruption in our ability to move our goods from the manufactures to our logistics centers or from our logistics centers to our customers could result in lost business.

          Other than those we purchase for Brinks, substantially all of our products are manufactured outside the United States, and most of our products are then shipped from one of our logistics centers to our customers. As a result, we depend on third parties, principally shippers and shipping brokers, freight forwarders, and customs brokers, to facilitate our transportation needs. Transportation delays or interruptions, such as those caused by labor strikes, natural disasters, terrorism, inspection delays, import restrictions, bad weather, or acts of war, could impede our ability to timely deliver our products to our customers. These delays could damage our reputation and materially and adversely affect our operations and financial condition. Also, these interruptions could increase our costs, if, for example, we were forced to ship our products via air rather than ocean freight or if insurance costs were to increase significantly as a result of terrorism or acts of war.

We depend on foreign manufacturers, which expose us to various financial, political and economic risks.

          For the years ended December 31, 2005 and 2004, we purchased approximately 30% and 39%, respectively, of our products through foreign sources, predominantly in China and other Pacific Rim countries. In some instances, particularly when we are dealing with a new supplier, we are required to finance a portion of the tooling cost and raw material purchases that the factory will incur to meet our requirements. Sometimes our customer will offset our exposure by paying us an upfront fee. However, this is not always the case and we are often at risk if the factory cannot deliver the goods to us. As a result, our ability to sell certain products at competitive prices could be adversely affected by any of the following:

  increases in tariffs or duties;

  changes in trade treaties;

  strikes or delays in air or sea transportation;

  future United States legislation with respect to pricing and/or import quotas on products imported from foreign countries;

  changes in local laws and regulations;

  wars, hostilities or other military activity;

  expropriation of private enterprises;

  currency limitations including restrictions on repatriation or transfer of funds; and

  turbulence in offshore economies or financial markets.

Our ability to be competitive with respect to sales of imported components could also be affected by other governmental actions and policy changes, including anti-dumping and international antitrust legislation.

Currency fluctuations could have a negative impact on financial performance, which may result in the loss of all or a portion of your investment in us.

          Although all of our transactions are recorded in U.S. dollars, adverse currency fluctuations could make components manufactured abroad more expensive, cause shortages due to unfavorable export conditions or cause our foreign suppliers to limit exports to the United States. Significant changes in the value of the Chinese Renminbi in relation to the U.S. dollar could increase the cost of goods and raw materials for Chinese manufacturers, which they would then look to incorporate into the price of goods that we purchase from them. As a result, we cannot assure you that currency fluctuations will not have a material adverse effect on our operating results in the future.

Our industry is cyclical, which causes our operating results to fluctuate significantly.

          Many of the products that rely on portable power supply units and related products and accessories that we sell constitute discretionary purchases. Consumer spending is unpredictable and is affected by many factors, including interest rates, consumer confidence levels, tax rates, employment levels and prospects, and general economic conditions. As a result, a recession in the general economy or other conditions affecting disposable consumer income and retail sales would likely reduce our sales.

          We cannot predict the timing or the severity of the cycles within our industry. In particular, it is difficult to predict how long and to what levels any industry upturn or downturn and/or general economic weakness will last or be exacerbated by terrorism or war or other factors on our industry. The electronic components distribution industry has historically been affected by general economic downturns. These economic downturns have often had an adverse economic effect upon manufacturers, end-users of electronic components and electronic components distributors. Our industry also directly depends on the continued growth of the electronic components industry and indirectly on end-user demand for our customers’ products. The timing of new product developments, the life-cycle of existing electronic products, and the level of acceptance and growth of new products can also affect demand for electronic components. Due to changing conditions, our customers have experienced, and may in the future experience, periods of inventory corrections which could have a significant negative impact on our results. We have supported in the past and expect in the future to support new technologies and emerging markets. If these new technologies and emerging markets fail to be accepted or grow, our operating results could suffer significantly. Our operating results have significantly fluctuated in the past, and will likely fluctuate in the future, because of these market changes and factors.

Our industry is susceptible to supply shortages and price volatility. Any delay or inability to obtain components or a significant increase in the price of components may have an adverse effect on our operating results.

          The electronics industry, in general, has been susceptible to supply shortages and price volatility. In part, these conditions are attributable to the price of lead and copper, the two principal raw materials used to manufacture electronic components, and the price of oil, which impacts both manufacturing costs and shipping costs. Over the past few years, prices for lead and copper have increased significantly. In the last 10 years, the price of oil has increased 260%, from approximately $20 per barrel to over $70 per barrel. These price increases could lead to supply shortages as manufacturers hold up or delay production in the hope that prices will come down or because they do not have the capital to continue purchasing raw materials at the same level. These shortages could adversely impact our ability to satisfy customer demands, impairing not only our financial performance but jeopardizing our ongoing relationships with our customers. In addition, it is not always possible to pass along these price increases to our customers, which would have an unfavorable impact on our gross margins and overall profitability. On the other hand, as a result of price decreases, which are also possible when dealing with commodity-based products, we may experience periods when our investment in inventory exceeds the market price of such products. This could have a negative impact on our sales and gross profit.

Our business model assumes that distributors will continue to play a significant role in the electronics industry, as a traditional distributor, as a logistics provider or as both. A reversal of the trend for distributors to play an increasing role in the electronic components industry could adversely affect our business.

          Traditionally, distributors have played an important role in the electronics industry serving as the bridge between the component manufacturers and OEMs, wholesalers and retailers. In recent years, there has been a growing trend for OEMs and contract electronics manufacturers to outsource their procurement, inventory and materials management processes to third parties, particularly electronic component distributors. We believe this trend has contributed and will continue to contribute to our growth. However, as a result of the Internet and other recent developments contributing to the “global economy,” OEMs and retailers have the opportunity to contract directly with the component manufacturers, bypassing the distributors. If that direct contact becomes a trend, our sales would be materially adversely affected.

Competition in our industry is intense, which creates significant pricing pressures on our products and services. If we cannot compete effectively, our gross margins and profitability would be adversely impacted, which could have an adverse impact on the market price of our stock.

          We compete with numerous, well-established companies, many, if not most of which are larger and have greater capital and management resources than we do. Our principal competitors include other logistics companies, shippers, such as UPS Supply Chain, FedEx and DHL who also provide supply chain management services, and battery distributors, such as Interstate Batteries, MK Battery and Dantona, as well as companies like us that are both logistics providers and distributors. In addition, we are increasingly finding that manufacturers, particularly foreign manufacturers, are competing against us. We compete primarily on the basis of price, inventory availability, scope of services, quality of products and services, delivery time and customer relationships. We expect competition to intensify in the future. To the extent our competitors have superior financial resources, they may be better able to withstand price competition and can even implement extensive promotional programs. They may also be able to offer a broader range of services. Our ability to remain competitive will largely depend on our ability to continue to source the products we sell at competitive prices, control costs and anticipate and respond to various trends affecting the industry. These factors include new product introductions and pricing strategies, changes in customer preferences and requirements, consumer trends, demographic trends and international, national, regional and local economic conditions. New competitors or competitors’ price reductions or increased spending on marketing and product development, as well as any increases in the price of raw materials that our suppliers pass on would have a negative impact on our financial condition and our competitive position, as larger competitors will be in a better position to bear these costs and price increases. We cannot assure you that we will be able to compete successfully against existing companies or ones that will enter our market in the future.

Our loan agreements contain restrictive covenants that could impede our growth and our ability to compete.

          Our working capital requirements are significant. To fund our operations we rely on cash flow from operations and a $16.0 million working capital revolving credit facility. At December 31, 2005, the outstanding balance on the credit line was $9.3 million and at June 30, 2006 the outstanding balance was $12.7 million. In addition, at those dates our total liabilities, including accounts payable, was $25.0 million and $24.6 million, respectively. The credit facility restricts us in many ways and these restrictions as well as the amount of the debt we carry at any one time may have an adverse impact on the price of our stock.

          First, the indebtedness under the credit facility is secured by all of our assets, including inventory and receivables. If we were to breach any of the terms of our agreement with the bank and the bank were to exercise its right to declare a default and a court of competent jurisdiction were to determine that we are in default, the bank could foreclose on their security interests. Any foreclosure action could cause us to seek protection under the federal bankruptcy code which, in turn, would have a material adverse effect on our ability to operate at a level required to maintain or achieve profitability, which, in turn, could adversely impact the price of our stock and your investment.

          Second, the indebtedness due under the facility matures in April 2007. We have not entered into any discussions with the bank about extending the facility nor have we entered into discussions with any other financial institution regarding replacing the facility. We cannot assure you that we will be able to extend the facility with the bank or enter into an agreement with another financial institution to replace the existing credit facility nor do we know what the terms would be of any such new facility. If we cannot extend the facility or replace it, we will have to look for other ways to repay the debt, which may include selling assets. This could have an adverse affect on our operations.

           Third, the credit agreement contains numerous negative covenants, such as restricting our ability to incur additional indebtedness, incur capital expenditures in excess of $100,000, and undertakes any other financing transaction without the bank’s consent or prohibiting us from buying another business or assets having a purchase price in excess of $50,000 without the bank’s consent. For the year ended December 31, 2005 our capital expenditures totaled approximately $186,000, exceeding the allowable limit of $100,000, resulting in a default under our loan agreement. While the bank waived that default, we cannot assure that it will be willing to waive any other defaults in the future. The consequences of these restrictions may include one or more of the following:

  increasing our vulnerability to general adverse economic and industry conditions;

  limiting our ability to obtain additional financing;

  requiring that a substantial portion of our cash flows from operations be applied to pay principal and interest on our indebtedness and lease payments under our leases, thereby reducing cash flows available for other purposes;

  limiting our flexibility in planning for or reacting to changes in our business and the industry in which we compete; and

  placing us at a possible competitive disadvantage compared to competitors with less leverage or better access to capital resources.

          Fourth, the agreement requires us to maintain various financial ratios and satisfy various other financial and operating requirements and conditions, including a borrowing base computation. These ratios and the borrowing base computation limit our ability to draw on the facility. Also, failure to satisfy these ratios, requirements and conditions could result in a breach of the loan covenants, giving the bank the right to declare a default and commence proceedings to collect the debt. Our ability to satisfy these ratios, requirements and conditions may be affected by events that are beyond our control. These ratios, requirements and conditions together with the negative covenants may restrict or limit our operating flexibility, limit our flexibility in planning for and reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures.

          Fifth, our ratio of total liabilities to total market capitalization may exceed that of other companies in our industry. As a result, an investment in us could be perceived by the market as more risky than an investment in our competitors, which may have an adverse impact on the price of our stock. In addition, the total amount of our debt makes us particularly susceptible to changes in general economic conditions or even adverse changes in the financial condition in one or more of our significant customers. To meet our operating and debt service requirements, which are significant, we must take steps to assure that our existing customer base is comprised of businesses having financial resources sufficient to assure timely payment for our product shipments and that we identify creditworthy potential customers.

          Finally, a portion of the borrowings under our credit facility are and will continue to be at a variable rate based upon prevailing interest rates, which exposes us to risk of increased interest rates.

Disruption in our logistics centers may prevent us from meeting customer demand and our sales and profitability may suffer as a result.

           We manage our product distribution in the continental United States through our operations in Carrollton, Texas, and two regional logistics centers, one in Oklahoma City and the other in Las Vegas. A serious disruption, such as earthquakes, tornados, floods, or fires, at any of our logistics centers could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a distribution center. As a result, any such disruption could have a material adverse effect on our business.

As part of our long-term growth strategy, we may undertake strategic acquisitions. If we are unable to address the risks associated with these acquisitions our business operations may be disrupted and our financial performance may be impaired.

           Our long-term growth strategy includes building or acquiring a manufacturing facility. We also will consider acquiring other logistics companies or distributors if we believe such an acquisition would expand or complement our existing business. In pursuing acquisition opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition targets could also result in increased acquisition costs and a diminished pool of businesses, technologies, services or products available for acquisition. Our long-term growth strategy could be impeded if we fail to identify and acquire promising candidates on terms acceptable to us. Assimilating acquired businesses involves a number of other risks, including, but not limited to:

  disrupting our business;

  incurring additional expense associated with a write-off of all or a portion of the related goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the expected benefits;

  incurring unanticipated costs or unknown liabilities;

  managing more geographically-dispersed operations;

  diverting management’s resources from other business concerns;

  retaining the employees of the acquired businesses;

  maintaining existing customer relationships of acquired companies;

  assimilating the operations and personnel of the acquired businesses; and

  maintaining uniform standards, controls, procedures and policies.

For all these reasons, our pursuit of an overall acquisition or any individual acquisition could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources. If we fail to manage our growth effectively, our business may be negatively impacted.

           In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

Our success to date and our future success depend on our senior executives and other key personnel. If we lose the services of any of these individuals, our business will suffer.

           We depend substantially on the efforts and abilities of our senior executives. The loss or interruption of the full-time service of one or more of these executives could materially and adversely affect our business and operations. Even though we have employment agreements with these executives we cannot assure you that they will continue to work for us. If we were to lose the services of any of our senior executives and we were not able to replace them quickly and with people of comparable skills, our operations would be adversely impacted.

If we become subject to product returns or product liability claims resulting from defects in our products, we may face an increase in our costs, a loss of customers, damage to our reputation, or a delay in the market acceptance of our products.

           The products that we sell are complex and may contain undetected defects or experience unforeseen failures. Recently, Dell Computer Corporation (“Dell”) and Apple Computer Inc. (“Apple”) announced multimillion dollar recalls of certain lithium-ion batteries manufactured by Sony Corporation (“Sony”) and included in their respective laptop computers. The recall was in response to reports that the subject batteries would overheat and cause fires. We carry lithium-ion batteries, although we do not purchase them from Sony. Nevertheless, we cannot assure you that the products we sell, despite any safety certification they may carry, are free of all defects. Even though we are not a manufacturer, as part of the supply chain we may be named as a defendant in a lawsuit for property damage or personal injury resulting from defects in the goods we handle. If that happens, we may be forced to undertake a product recall program, which could cause us to incur significant expenses and could harm our reputation and that of our products. In addition, a product liability claim brought against us, even if unsuccessful, would likely be time-consuming, diverting management’s attention from sales and product development efforts, and costly to defend. If successful, such claims could require us to make significant damage payments in excess of our insurance limits.

If we are unable to protect our intellectual property, our ability to compete effectively in our markets could be harmed.

           We regard our trademarks, trade names, service marks, service names, trade secrets and other intellectual property rights important to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark law, statutory and common law, trade secret protection and confidentiality agreements with our employees, and with our customers and vendors whenever possible, in order to protect our intellectual property rights. Not all of our customers and vendors agree to these provisions, and the scope and enforceability of these provisions is uncertain. In addition, even if our intellectual property rights are enforceable in the United States, they may not be enforceable in other countries where we do business. As a result, despite these precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Moreover, we may have to resort to litigation, which is expensive and time-consuming and will divert management’s attention from our core business.

We may be required to incur substantial expenses and divert management attention and resources in defending intellectual property litigation against us or prosecuting others for their unauthorized use of our intellectual property.

           We cannot be certain that the products we purchase from our suppliers do not and will not infringe on issued patents or other proprietary rights of others. In fact, we are a named defendant in an action brought by Energizer Holdings, Inc. and Eveready Battery Company, Inc. against us and over 20 other respondents relating to the manufacture, importation and sale of certain alkaline batteries alleged to infringe one of their patents. Any claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business. We may be unable to obtain such licenses on commercially reasonable terms, or at all, and the terms of any offered licenses may not be acceptable to us. If forced to cease using such intellectual property, we may not be able to develop or obtain alternative technologies. An adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using, or selling certain of our products, which could have a material adverse effect on our business.

           Furthermore, parties making such claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to make, use, or sell our products in the United States or abroad. A judgment like that could have a material adverse effect on our business. In addition, we are obligated under certain agreements to indemnify our customers or other parties if we infringe the proprietary rights of third parties. Any required indemnity payments under these agreements could have a material adverse effect on our business.

We owe a significant amount of money to Zunicom, our corporate parent and controlling shareholder. Our obligation to repay a portion of this indebtedness may be accelerated upon circumstances beyond our control, which could strain on our financial resources.

           As of the date of this prospectus, we will owe a total of approximately $4.8 million to Zunicom, our corporate parent and controlling shareholder. This amount is payable in quarterly installments over a four-year period beginning one year and one day after the date of this prospectus. However, $2.8 million of this indebtedness will become due and payable in full one year and one day after a “Trigger Event” defined as a sale of AlphaNet or all or substantially all of AlphNet’s assets or if AlphaNet liquidates or seeks protection under the bankruptcy laws. None of these events are within our control. Any acceleration of the $2.8 million indebtedness would adversely impact our working capital position and could strain our financial resources to the extent that we may have to reallocate resources from operations.

We will incur increased costs as a result of being a public company, which may divert management attention from our business and impair our financial results.

          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a wholly-owned subsidiary of Zunicom. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the American Stock Exchange, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (S-Ox 404), we are required to furnish a report on our internal controls over financial reporting. The internal control report must contain (a) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (c) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective and (d) a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting. Our report must be completed in early 2008 and the attestation report must be completed by early 2009.

          To comply with S-Ox 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as documented, and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions with respect to the effectiveness of our internal control over financial reporting under S-Ox 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by S-Ox 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We are subject to various governmental regulations that could adversely affect our business.

           Like many businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, product disposal, and health and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs to comply with existing, new, modified, or more stringent requirements. The use of our products is also governed by a variety of state and local ordinances that could affect the demand for our products.

Risks Related to this Offering

Currently, there is no public market for our common stock. If an active market does not develop for our securities, you may not be able to sell our common stock when you want.

          This is our initial public offering. As such, currently, there is no public trading market for our common stock. Even after this offering is completed, an active trading market in our common stock may never develop or continue. An illiquid market will make it more difficult for you to sell our stock should you desire or need to do so.

Our stock price may fluctuate after this offering, which could result in substantial losses for investors.

          The market price for our common stock will vary from the initial public offering price after trading commences and may trade at a price below the initial public offering price. This could result in substantial losses for investors. Even more, the market price of our securities may be volatile, fluctuating significantly in response to a number of factors, some of which are beyond our control. These factors include:

  quarterly and seasonal variations in operating results;

  changes in financial estimates and ratings by securities analysts;

  announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

  publicity about our company, our services, our competitors or business in general;

  additions or departures of key personnel;

  fluctuations in the costs of materials and supplies;

  any future sales of our common stock or other securities; and

  stock market price and volume fluctuations of publicly-traded companies in general and in the electronic industry in particular.

We may not be able to maintain our listing on the American Stock Exchange, which may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

          Although we plan to list our common stock on the American Stock Exchange, we cannot assure you that we will continue to meet the criteria for continued listing on the American Stock Exchange in the future. If we are unable to meet the continued listing criteria of the American Stock Exchange and became delisted, trading of our common stock could be conducted in the Over-the-Counter Bulletin Board. In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations. If our common stock is delisted from the American Stock Exchange, it will become subject to the SEC’s “penny stock rules,” which imposes sales practice requirements on broker-dealers that sell such common stock to person other than established customers and “accredited investors.” Application of this rule could adversely affect the ability or willingness of broker-dealers to sell our common stock and may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

After this offering, Zunicom will continue to control us, which may result in conflicts of interest, or the appearance of such conflicts, and may adversely impact our value and the liquidity of our stock.

          Immediately after this offering is completed, Zunicom will beneficially own approximately __% of our outstanding common stock (___% if the over-allotment option is exercised in full). William Tan, our chairman, is also the chairman of Zunicom and Ian Edmonds, our chief operating officer and a member of our board of directors and the son-in-law of Mr. Tan, is also a member of the board of directors of Zunicom. In addition, at the time this offering is effective, Mr. Tan and Mr. Edmonds will have options, which, if exercised, would give them ___% of our issued and outstanding shares of common stock immediately after this offering (___% if the over-allotment option is exercised in full). These options have an exercise price equal to the initial public offering price per share. As a result, Mr. Tan and Mr. Edmonds, through Zunicom, will effectively control all matters requiring approval by our stockholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of Mr. Tan and Mr. Edmonds, which could result in reducing our profitability. In addition, this concentration of share ownership, and the appearance of conflicts, even if such conflicts do not materialize, may adversely affect the trading price for our common stock, because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of shareholders. We do not have a formal procedure for resolving any conflicts of interest.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

          Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed, we will have ______ shares of common stock issued and outstanding, ____ shares if the over-allotment option is exercised in full. In addition, we will have an additional ______________ shares of common stock reserved for future issuance as follows:

  ______ shares reserved for issuance under our 2006 Stock Option Plan;

  _____ shares underlying the over-allotment option; and

  _____ shares underlying the representatives’ warrants.

          The ______ shares of common stock sold in this offering will be freely tradable without restriction. Following one year from the closing of this offering, or earlier upon the consent of the underwriters, all of the _____ shares of common stock owned by Zunicom and any shares issuable upon exercise of vested options may be publicly sold, subject to the volume restrictions of Rule 144(d) under the Securities Act of 1933. Future sales, or even the possibility of future sales, may depress our common stock price.

Management will have broad discretion over the use of proceeds from this offering and may not apply them effectively or in the manner currently contemplated.

          We will have broad discretion in determining the specific uses of the proceeds from this offering. While we have general expectations as to the allocation of the net proceeds of this offering, that allocation may change in response to a variety of unanticipated events, such as differences between our expected and actual revenues from operations or availability of commercial financing opportunities, unexpected expenses or expense overruns or unanticipated opportunities requiring cash expenditures. We will also have significant flexibility as to the timing and the use of the proceeds. As a result, investors will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. You will rely on the judgment of our management with only limited information about their specific intentions regarding the use of proceeds. We may spend most of the proceeds of this offering in ways with which you may not agree. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected.

We may issue shares of preferred stock in the future, which could depress the price of our stock.

          Our corporate charter authorizes us to issue shares of “blank check” preferred stock. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, the rights of the holders of our common stock could be impaired thereby, including, without limitation, with respect to liquidation.

Texas law and provisions of our amended and restated articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock.

          Our amended and restated articles of incorporation and bylaws, and the corporate laws of the State of Texas, include provisions designed to provide our board of directors with time to consider whether a hostile takeover offer is in our and stockholders’ best interests, but could be utilized by our board of directors to deter a transaction that would provide stockholders with a premium over the market price of our shares. These provisions include the availability of authorized but unissued shares of common stock for issuance from time to time at the discretion of our board of directors; the availability of authorized shares of preferred stock, the number of which to be issued from time to time and their terms and conditions being solely in the discretion of our board of directors; bylaws provisions enabling our board of directors to increase the size of the board and to fill the vacancies created by the increase; and bylaw provisions establishing advance notice procedures with regard to business to be presented at a stockholder meetings or to director nominations (other than those by or at the direction of the board). The Texas Business Corporations Act also contains provisions intended to protect stockholders and prohibit or discourage various types of hostile takeover activities. These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances where our stockholders might otherwise receive a premium over the market price of our shares. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management and may limit the ability of our stockholders to approve transactions that they may deem to be in their best interests.

The initial public offering price of our common stock may not reflect our true fair market value.

           The public offering price for our common stock has been determined by negotiation between us and the underwriters and does not necessarily bear any direct relationship to our assets, results of operations, financial condition, book value or any other recognized criterion of value and, therefore, might not be indicative of prices that will prevail in the trading market. As such, we cannot assure that the price of a share of stock sold in this offering will not decline immediately after the offering is completed.

We do not anticipate paying dividends in the foreseeable future. This could make our stock less attractive to potential investors.

          We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business, and we do not intend to declare or pay any cash dividends in the foreseeable future. Future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition and capital requirements.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

          The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing our units in this offering will incur immediate dilution of $___ per share or ___%, based on an assumed initial public offering price of $___ per share, the midpoint of the range. As a result of this dilution, investors purchasing shares of common stock in this offering will have contributed ___% of the total amount invested in us but will own only ___% of our outstanding common stock. In addition, the exercise of outstanding options and warrants and future equity issuances may result in further dilution to investors and current shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

           This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus. In addition, our past results of operations do not necessarily indicate our future results.

           Other sections of this prospectus may include additional factors which could adversely affect our business and financial performance. Moreover, the logistics services business and the electronic supply and distribution business is very competitive and rapidly changing. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can be assess the impact of all such risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

           Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this prospectus. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

          In this offering, we are selling _____ shares of our common stock and Zunicom is selling ____ shares of our common stock. In addition, if the underwriters exercise the over-allotment option to any extent, _____ shares sold in the over-allotment will be sold by us and _____ shares will be sold by Zunicom. We will not receive any of the proceeds attributable to the sale of shares by Zunicom. In addition, we have agreed to pay all of the expenses associated with this offering other than the underwriters’ discount and commission attributable to the shares sold by Zunicom.

          Assuming a public offering price of $_____ per share, the midpoint of the range, after deducting the estimated expenses of this offering, including the underwriting discount of $_________, the underwriters’ non-accountable expense allowance of $_______ and other estimated offering expenses of $_______, we estimate that the net proceeds to us from this offering will be approximately $__________. Non-accountable expenses are expenses incurred by the representative in connection with this offering that are payable out of the proceeds of the offering, but for which it is not required to produce evidence of payment because we have agreed to pay a fixed percentage of the gross proceeds for this purpose. If the representative exercises the over-allotment option in full, we estimate that the net proceeds to us of the offering will be approximately $_____ million.

          Based on the current status of our business, we intend to use the net proceeds that we receive from this offering for one or more of the following purposes:

  Develop and open new regional logistics centers and retail outlets. Based on our experience with our regional logistics centers in Oklahoma City and Las Vegas, we estimate the total cost of opening a new logistics center retail outlet is approximately $0.5 million to $1.0 million, including inventory purchases. We plan to open five or six new regional logistics centers and retail outlets over the next two years.

  Purchase and customize a warehouse management system and related hardware, such as computerized material handling equipment and carousels, and upgrade and improve our other critical information technology systems. We estimate the cost to develop a warehouse management system that meets our needs will be approximately $0.3 million, the hardware will be approximately $0.7 million, and the estimated cost of other information technology additions and improvements that we plan to make is $0.1 million to $0.2 million.

  Increase our sales and marketing department and efforts by adding sales representatives in the United States and abroad and by participating in a greater number of trade shows and other industry events.

  Expand our inventory of products and service offerings. To do so, we may have to finance a portion of the tooling and raw material costs that factories will incur to meet our demands.

  Expand into new markets, including international markets and the consumer market through retail outlets and online sales.

  Develop or acquire manufacturing capability. We have no present commitments, understandings, or agreements as to any acquisition.

          We will retain broad discretion in the allocation of the net proceeds within the categories listed above. The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including cash generated by operations, other financing opportunities, evolving business needs, changes in customer demands and preferences, competitive developments, new strategic opportunities, cost of materials, general economic conditions and other factors that we cannot anticipate at this time. If the underwriters exercise the over-allotment option, the net proceeds to us from the sale of those shares will be used to prepay the note evidencing the dividend declared immediately before this offering is effective.

          Pending their use, we intend to invest the net proceeds of this offering in interest-bearing, investment grade securities. Alternatively, we may use the net proceeds to temporarily pay down the balance on our working capital line of credit.

          We expect that the net proceeds from this offering together with cash flow from operations will be sufficient to fund our operations and capital requirements for at least 12 months following this offering. We may be required to raise additional capital through the sale of equity or other securities sooner if our operating assumptions change or prove to be inaccurate. We cannot assure you that any financing of this type would be permissible under our existing credit facility or, if permitted, would be available or, if available, what the terms of such a financing would be.

DIVIDEND POLICY

          Since 1996 through the date of this offering, we have distributed approximately $_____ million to Zunicom. This amount includes a management fee of $40,000 per month, or $480,000 per year. In addition, immediately before the effective date of this offering, we will declare a dividend, payable to Zunicom. The dividend, estimated to be $2 million, will be evidenced by a note payable that will bear interest at the rate of __% per annum and that will be payable over a four-year period beginning one year and one day after the date of this prospectus. The note is prepayable out of the net proceeds we realize from the sale of the shares covered by the over-allotment option.

          After this offering is completed, we will no longer pay Zunicom a management fee. In addition, we intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION

          The following table sets forth our capitalization as of June 30, 2006 on an actual basis, on a pro forma basis and pro forma as adjusted for this offering. The pro forma data takes into account:

  the elimination of the $177,000 receivable due from AlphaNet;

  a $300,000 reduction in the payable to Zunicom recorded as paid-in-capital;

  an estimated $2 million dividend that will be declared immediately before the effective date of this offering;

  the increase in our authorized capitalization to ________ shares of common stock, par value $.____ per share and __________ shares of preferred stock, par value $.___ per share; and

  a __-for- 1 forward stock split that was effective _________ ___, 2006.

          The pro forma as adjusted data also take into account our receipt of $__________ million, the estimated net proceeds from this offering.

	June 30, 2006

			Pro forma,
	Actual	Pro forma	as adjusted

	(unaudited; in thousands)

Shareholders’ equity:

Preferred stock, no shares authorized, actual; ______ shares, par value $____
per share authorized pro forma and pro forma adjusted; no shares issued
and outstanding , actual pro forma and as adjusted	$ -	$ -	$ -

Common stock, $0.01 par value, 4,000,000 shares authorized; 493,905 shares issued and outstanding actual and ______ pro forma; ______ shares
authorized and ______ shares issued and outstanding, as adjusted	5
Additional paid-in capital	3,848
Retained earnings	497

Total shareholders’ equity	$4,350

Total capitalization	$4,350

DILUTION

          If you purchase shares in this offering, your interest will be diluted to the extent of the excess of the public offering price per share of common stock over the as adjusted net tangible book value per share of common stock after this offering. The net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

          At June 30, 2006, we had a pro forma net tangible book value of approximately $___ million, or approximately $___ per share based on _________ shares issued and outstanding on a pro forma basis. Our pro forma net tangible book value takes into account the following adjustments to our net tangible book value at June 30, 2006:

  the elimination of the $177,000 receivable due from AlphaNet;

  a $300,000 reduction in the payable to Zunicom recorded as paid-in-capital;

  an estimated $2 million dividend that will be declared immediately before the effective date of this offering;

  the increase in our authorized capitalization to ________ shares of common stock, par value $.____ per share and __________ shares of preferred stock, par value $.___ per share; and

  a __-for- 1 forward stock split that was effective _________ ___, 2006.

          After taking into account the estimated net proceeds from this offering of $_______, our pro forma net tangible book value at June 30, 2006 would have been approximately $_______ million, or $____ per share. This represents an immediate increase of $_______ per share to existing shareholders and immediate dilution of $_____ per share, or ___%, to the new investors who purchase shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$

Pro forma net tangible book value per share at June 30, 2006

Increase in pro forma net tangible book value per share
attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors	$

          The following table summarizes as of June 30, 2006 the differences between the existing shareholder and the new investors with respect to the number of shares purchased, the total consideration paid and the average price per share paid:

	Shares Purchased(1)		Total Consideration		Average
Price Per
	Number	Percent	Amount(2)	Percent	Share

Zunicom
New investors

Total

(1)	Does not include any shares underlying unexercised warrants and options.
(2)	Based on an initial public offering price of $_____ per share, the mid-point of the range.

          If the underwriters exercise their over-allotment option in full, the new investors will purchase _____ shares of common stock. In that event, the gross proceeds from this offering will be $_______, representing approximately ____% of the total consideration for ____% of the total number of shares of common stock outstanding, and the dilution to new investors would be $____ per share, or _____%.

SELECTED FINANCIAL DATA

          The selected financial data set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The statement of operations data for each of the years in the five-year period ended December 31, 2005, and the balance sheet data dated December 31, 2005, are derived from our financial statements, which have been audited by KBA Group LLP, independent registered public accounting firm. The statement of operations data for the six-month periods ended June 30, 2005 and 2006 and the balance sheet data at June 30, 2006 are derived from our unaudited financial statements. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future. The statement of operations data for each of the years in the three-year period December 31, 2005 and for the six month periods ended June 30, 2005 and 2006 and the balance sheet data at December 31, 2005 and June 30, 2006 are included elsewhere in this prospectus.

Consolidated statement of operations data (in thousands):

						Six months ended
	Years ended December 31,					June 30,

	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
Net sales	$26,740	$43,133	$58,670	$67,160	$81,275	$37,849	$44,245
Cost of sales	22,007	36,351	49,565	58,356	70,960	33,091	38,046

Gross profit	4,733	6,782	9,105	8,804	10,315	4.758	6,199
Operating expenses	3,724	5,658	7,191	7,568	7,888	3,757	4,566

Operating income	1,009	1,124	1,914	1,236	2,427	1,001	1,633
Other expenses	(167)	(241)	(310)	(491)	(478)	(219)	(394)

Income before provision for
income taxes	842	883	1,603	745	1,948	782	1,239
Provision for income taxes	(336)	(384)	(685)	(347)	(814)	(334)	(525)

Net income	$506	$499	$919	$398	$1,134	$448	$714

Net income per share – basic
and diluted	$1.02	$1.01	$1.86	$0.81	$2.30	$0.91	$1.45

Weighted average number of
shares outstanding – basic
and diluted	493,905	493,905	493,905	493,905	493,905	493,905	493,905

Pro forma information (in thousands and unaudited):

	Year Ended	Six months ended
	December 31, 2005	June 30, 2006

Net sales	$81,275	$44,245
Gross profit	$10,315	$6,199
Operating expenses	$7,631	$4,466
Operating income	$2,684	$1,733
Income before provision for income taxes	$2,205	$1,339
Net income	$1,304	$780
Net income per share – basic and diluted

Weighted average number of shares
outstanding – basic and diluted

Pro forma information reflects the following adjustments to our historical financial data:

  A forward stock split of ___-for-1 that was effected on _____ __, 2006.

  Elimination of the management fee, in the amount of $40,000 per month, due from us to Zunicom.

  Increasing general and administrative expenses by $138,000 for the year ended December 31, 2005 and $69,000 for the six months ended June 30, 2006 to reflect the additional salaries of Zunicom personnel that will be transferred to our payroll once this offering is effective.

  Increasing general and administrative expenses by $85,000 for the year ended December 31, 2005 and $71,000 for the six months ended June 30, 2006, reflecting additional accounting and other costs that were absorbed by Zunicom.

  Increasing the provision for income taxes by $87,000 for the year ended December 31, 2005 and $34,000 for the six months ended June 30, 2006.

Balance sheet data (in thousands and unaudited):

	June 30, 2006

	Actual	Adjustments	Pro forma

Current assets	$28,492	$(177)	$28,315
Working capital	$4,118	$3,131	$7,249
Total assets	$28,995	$(177)	$28,818
Total liabilities	$24,646	$1,523	$26,169
Shareholders’ equity	$4,350	$(1,700)	$2,650

          Pro forma information in the table above reflects (i) the elimination of a $177,000 current receivable due from AlphaNet, which will be assigned to Zunicom as partial payment of a current payable to Zunicom, (ii) a $300,000 reduction in the payable to Zunicom, (iii) the conversion of $2,831,249 of short-term indebtedness owed to Zunicom to a long-term liability and (iv) an estimated $2 million dividend that will be declared immediately before this offering is effective and that will be evidenced by a note payable over a four-year period beginning one year and one day after the date of this prospectus. The note is prepayable out of the net proceeds we realize from the sale of the shares covered by the over-allotment option. The exact amount of this dividend will be determined immediately before the date of this prospectus.

	December 31, 2005

	Actual	Adjustments		Pro forma

Current assets	$28,721		$(121)	$28,600
Working capital	$4,014	$		$4,014
Total assets	$29,252		$(121)	$29,131
Total liabilities	$24,707	$		$24,707
Shareholders’ equity	$4,256	$		$4,256

          Pro forma information in the table above reflects the elimination of the $121,000 current receivable due from AlphaNet, which will be assigned to Zunicom as partial payment of a current payable to Zunicom.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

          We are (i) a third-party logistics provider, specializing in supply chain management and value-added services and (ii) a leading supplier and distributor of portable power supply products, such as batteries, security system components and related products and accessories. Our principal product lines include:

  batteries of a wide variety of chemistries, battery chargers, and related accessories;

  portable battery-powered products, such as jump-starters and 12-volt power accessories;

  security components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, and related installation components; and

  electro-magnetic devices, capacitors, relays and passive electronic components.

We ensure that all the products that we sell, which are required to have safety approvals, are certified by the appropriate agency, such as UL, CUL, CSA, CE, and TUV.

          Our supply chain management services include inventory sourcing, procurement, warehousing, distribution and fulfillment. Our value-added services include custom battery pack assembly, custom kitting and packing, private labeling, product design and engineering, graphic design and used battery pick-up and disposal. These services enable our customers to operate more efficiently by providing them with cost savings through effective sourcing, reducing inventory maintenance levels, and streamlining distribution and order fulfillment. In addition, we also source and distribute batteries and portable power products under various manufacturers’ and private labels, as well as under our own proprietary brands, Universal Battery, Adventure Power®, UB Scootin®, Batteries & Beyond™, Starter-Up, Charge N’ Start™ and UNILOK™. We believe that we have one of the largest inventories of batteries in the United States and are one of the leading domestic distributors of sealed, or “maintenance-free,” lead-acid batteries.

          Our customers include OEMs, distributors, and retailers, both on-line and traditional. The products we manage and distribute are used in a diverse and growing range of industries, including automotive, consumer goods, electronics and appliances, marine and medical applications, computer and computer-related products, office and home office equipment, security and surveillance equipment, and telecommunications equipment and other portable communication devices. Our largest customer is Brinks, one of the largest installers of home security systems in the United States. We function as one of Brinks’ supply chain managers and inventory fulfillment providers in the United States and Canada, handling and delivering to its branches and authorized dealers many of the installation components and tooling required by their security system installers.

          Our business is a mixture of sales of both services and products but we operate as one business unit and financial performance is evaluated on a company-wide basis. Our original business was buying and selling batteries and other portable power units and related items. In 1997, we started selling batteries and related products to various residential security system companies. In 2002, we became a third-party logistics provider to Brinks and currently supply it with many of the key components used in the installation of its security systems, including batteries, alarm panels, speakers, sirens, transformers, key pads, and cabling. We purchase the required inventory, in some cases from a Brinks-designated supplier and in other cases from our own suppliers, and then ship these products from our logistics centers to Brinks’ branches and authorized Brinks dealers. We then bill and collect either from Brinks or the dealers.

           Our primary logistics center is located in Carrollton, Texas, a suburb of Dallas. We also have regional logistics centers in Oklahoma City, Oklahoma, and Las Vegas, Nevada to support additional and varying customer needs. Our regional logistics center in Nevada also houses our “Batteries & Beyond” retail outlet, offering many of our branded consumer batteries, including cellular and cordless phone batteries.

          Our cost of sales includes the cost of acquiring the goods we source as well as shipping costs. The cost of batteries and other electronic components fluctuates in response to the cost of lead and copper, the two basic raw materials used to produce these items. In recent years prices for these two commodities have increased significantly. For example, in 1993 the price for lead was under $0.25 per pound and the price for copper was under $1.00 per pound. In comparison, in 2005 the prices were over $0.50 and $3.50, respectively. Shipping costs have also increased as a result of rising fuel costs. One of the ways that we manage the fluctuations in shipping costs is by using shipping brokers and consolidators. Wherever possible, these price increases are passed along the supply chain all the way to the consumer. In some instances that is not always possible. For example, if a large customer refuses to accept a price increase, we may have no choice but to absorb it, resulting in reduced margins. In addition, some of our customer agreements have “most favored nations” pricing clauses, so if we cannot pass along price increases to one customer, the customer with the pricing agreement would also be entitled to the lower pricing. We have not engaged in any “hedging” or other financial transactions or trading strategies to protect us against price increases in these raw materials and fuel.

Once this offering is complete, we will no longer pay Zunicom a management fee and we will only pay dividends as and when declared by our board of directors.

          We expect our operating expenses will increase once we become a public company as a result of additional, auditing, legal, insurance, printing and other expenses related to being a public company. Most significantly, in 2007 we will undertake a review and assessment of operating systems and controls as mandated by Sarbanes-Oxley. We have been advised that the cost of this effort for a company of our size located in the Dallas, Texas metroplex area could range from $150,000 to $350,000. In addition, once the report is completed, we are required to obtain an “attestation” from our auditors as to the findings or conclusions in the report. Our auditors have advised us, that the cost of an attestation will range from $50,000 to $100,000. The attestation expense will probably be incurred in 2008. These additional costs will directly impact our net income in 2007 and 2008.

          We measure our operations using both financial and other metrics. The financial metrics include net sales, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) net sales by product class, (ii) net sales by customer, (iii) daily shipments; (iv) cash flows and (v) inventory turn-over.

          One of our key competitive advantages is our large and extensive inventory. At December 31, 2005, we were carrying over $19.1 million in inventory and at June 30, 2006 we were carrying over $17.0 million in inventory. In addition, at any one time we carry over 2,200 SKUs, representing over 75 classes of products. As a result, we are able to satisfy most customer requirements promptly. Most orders can be delivered anywhere in the United States within 24 - 48 hours of receipt of a purchase order. Generally, we do not purchase products for inventory unless it is a commonly sold item, there is an outstanding customer order to be filled, a special purchase is available, or it is an initial stocking package in connection with a new line of products. As a result, we believe we have limited our inventory obsolescence risk. In the year ended December 31, 2005 our inventory turned approximately 5.0 times. For 2006 we expect that our inventory will have fewer turns because we are carrying more inventory for Brinks and because under our agreement with Brinks we are required to carry two months worth of inventory at all times and are sometimes required to carry additional items at their request.

           We offer our distribution customers a limited warranty for replacement of finished goods that do not function properly or that are defective in other ways. The most common types of warranty complaints are batteries that leak or batteries that do not provide the voltage they are intended to supply. Our written warranty is limited to the replacement of the product purchased and does not cover the product in which the battery is used. Our replacement rate has historically been insignificant, less than 0.25% of total sales, and is therefore recorded as a reduction of sales when the warranty expense is incurred. If we determine that a shipment of product has a manufacturing defect, we believe we have recourse with the manufacturer to recover the replacement costs incurred. We bear the cost of isolated or individual instances of defects. We have no other post-shipment obligations. We do not offer any type of post-sale servicing.

Critical Accounting Policies

          Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the critical accounting policies which could have the most significant effect on our reported results and require the most difficult, subjective or complex judgments by management.

Revenue Recognition

          We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured. Revenue recognition policies for specific types of revenue are described below.

          As a distributor, we purchase both finished goods and components from domestic and international suppliers. Our customers order finished goods, either bulk battery product or single shippable units, to fill their requirements. We add value to products and components by packaging them in customer specified “kits” or tailor made units that are convenient for the customer to order and ship. Additionally, we have several customers that require specific battery solutions for inclusion in their own products. We obtain the battery and necessary components and configure a new finished good unit based upon customer specifications. We refer to this process as a value-added service. Generally, we recognize sales of finished goods at the time the customer takes title to the product.

          We sell products to several customers in bulk quantities. We obtain the order from the customer and arrange for the delivery of the product directly from the vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. We refer to these transactions as “drop shipments” because the product is shipped directly from our vendor to our customer. Generally, we recognize revenue at the time the customer takes title to the product. We have evaluated the criteria outlined in Emerging Issues Task Force 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent,” in determining whether it is appropriate under accounting principles generally accepted in the United States of America to record the gross amount of revenues and cost of revenues. We record gross revenues because we are the primary obligor in these transactions, bear the inventory risk, have latitude in establishing prices, bear credit risk and have the right to select suppliers.

Income Taxes

          We utilize the assets and liability approach to accounting and reporting for income taxes. Deferred income tax asset and liabilities and computed quarterly for differences between the financial and tax bases of assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Historically, we have not paid income taxes because we file a consolidated return and have benefited from the use of the consolidated net operating loss. A tax payable for use of these losses in prior periods has been recorded as a liability due to Zunicom.

Employee Stock Options

          In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards No. 123 (“FAS 123R”), Share-Based Payment, which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. On April 14, 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the effective dates for FAS 123R. In accordance with the new rule, the accounting provisions of FAS 123R became effective for us on January 1, 2006.

          Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. As of June 30, 2006, we have no outstanding stock options; however, upon the completion of this offering, stock options will be issued to some of our employees and will impact our operations in future periods.

Results of Operations

          The table below sets forth our operational data as a percentage of sales for the years ended December 31, 2003, 2004, and 2005, and for the six months ended June 30, 2005 and 2006.

	Percentage of Revenue

				Six months ended
	Years Ended December 31,			June 30,

	2003	2004	2005	2005	2006
		(audited)		(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	84.5	86.9	87.3	87.4	86.0

Gross profit	15.5	13.1	12.7	12.6	14.0
Operating expenses	12.3	11.3	9.7	9.9	10.3

Operating income	3.2	1.8	3.0	2.7	3.7
Other expenses	-0.5	-0.7	-0.6	-0.6	-0.9

Income before provision for income taxes	2.7	1.1	2.4	2.1	2.8
Provision for income taxes	-1.2	-0.5	-1.0	-0.9	-1.2

Net income	1.5	0.6	1.4	1.2	1.6

Comparison of six months ended June 30, 2006 and 2005

          Net sales. Net sales for the six month period ended June 30, 2006 were $44.2 million compared to sales of $37.9 million for the similar period in 2005, an increase of $6.4 million, or 16.9%. In the 2006 periods net sales to Brinks was $26.7 million compared to $22.3 million in the 2005 period. The overall increase in net sales was attributable to increased sales of batteries and battery-related and battery-powered products, which increased by $4.0 million from the comparable 2005 period due to price increases, sales to new customers and increased sales to existing customers. We anticipate continued growth in net sales of batteries and battery powered product lines and new products.

          Cost of sales. Cost of sales is comprised of the base product cost, freight, duty and commissions where applicable. Cost of sales totaled $38.0 million for the six month period ended June 30, 2006, compared to $33.1 million in the similar period in 2005, an increase of $5.0 million, or 15.0%. Cost of sales as a percentage of sales decreased to 86.0% in the 2006 period from 87.4% for the similar period in 2005. This decrease was attributable to higher margins on power products and batteries but offset by the lower margins earned on third-party logistics services for Brinks. Our gross margin for the six month period ended June 30, 2006 was approximately 14.0% compared to gross margins of 12.6% for the comparable period in 2005. We will continue to monitor customer and vendor pricing due to raw material and shipping cost increases, which are expected to continue in the near future.

          Operating expenses. Selling, general and administrative expenses were $4.6 million for the six month period ending June 30, 2006, compared to $3.8 million in 2005, an increase of $0.8 million, or 21.5%. The increase in selling, general and administrative expenses was attributable to increase in salaries, employee bonuses, and payroll taxes of $312,000 associated with our improved performance. Additional expenses were incurred in connection with closing our Kansas branch office in April 2006 and opening a new regional logistics center in Las Vegas, Nevada, in June 2006.

           For the six month period ending June 30, 2006, we incurred $81,000 in depreciation and amortization expense compared to $68,000 in 2005, a slight increase of $13,000, or 19.1%.

          Interest expense. Our interest expense totaled $403,000 for the six month period ended June 30, 2006 compared to $220,000 for the similar period in 2005, an increase of $183,000, or 83.2%. The increase is due to increased borrowings at a higher interest rate than the similar period. For the six months ended June 30, 2006 the average outstanding loan balance was $11.0 million, compared to $8.1 million for the six months ended June 30, 2005. We expect interest expense to continue to increase for the balance of 2006 as a result of rising interest rates and the higher level of debt on our working capital line.

Comparison of years ended December 31, 2005 and 2004

          Net sales. We had net sales of $81.3 million in 2005 compared to net sales of $67.2 million in 2004, an increase of $14.1 million, or 21.0%. This increase was primarily attributable to an $11.7 million increase in sales to Brinks, our largest customer. In addition, sales of batteries and battery-related and battery-powered products increased by $2.4 million over the previous year due to new customers, increased volume on existing accounts, and diversification into new product lines.

          Cost of sales. Cost of sales totaled $71.0 million in 2005, compared to $58.4 million in 2004. Cost of sales, as a percentage of sales, was 87.3% and 86.9%, respectively, for 2005 and 2004, as a result of increases in the cost of lead and copper and shipping costs.

          Operating expenses. Selling, general and administrative expenses totaled $7.9 million in 2005, compared to $7.6 million in 2004, an increase of $320,000, or 4.2%. This increase was attributable to increases in salary and bonus expense of $646,000 associated with our improved performance, insurance of $168,000, trade shows, travel and entertainment of $100,000, and contract labor of $84,000. Additionally, we made donations of battery products and cash of $44,000, for Hurricane Katrina charities and other organizations. These increases were offset by reductions in rent, utilities and property taxes of $204,000 due to the 2004 consolidation of facilities, legal costs of $150,000, bad debts of $126,000, sales representative commissions of $86,000, bank charges of $78,000, packaging design costs of $70,000 and consulting fees of $69,000.

          For the year ended December 31, 2005, we incurred $138,000 in depreciation and amortization expense compared to $131,000 for 2004, a decrease of $7,000, or 5.3%. The increase in depreciation and amortization expenses is primarily related to an increased average property and equipment balance due to continued purchases of property and equipment.

          Interest expense. Interest expense increased to $490,000 in 2005, compared to $446,000 in 2004, an increase of $44,000, or 9.9%. The increase is attributable to increased borrowings on our line of credit. The average outstanding loan balance was $7.8 million for 2005 compared to $7.4 million for 2004.

Comparison of year ended December 31, 2004 and 2003

          Net sales. We had net sales of $67.2 million in 2004 compared to $58.7 million in 2003, an increase of $8.5 million, or 14.5%. This increase was primarily attributable to an $8.2 million increase in sales to Brinks. In addition, sales of batteries and battery-related and battery-powered products increased by approximately $4.0 million, which offset the decline in drop shipment sales of $3.4 million in 2004.

          Cost of sales. Cost of sales totaled $58.4 million in 2004, compared to $49.6 million in 2003. The cost of sales, as a percentage of sales was 86.9% and 84.5%, respectively, for 2004 and 2003. Gross margin for 2004 was 13.1%, compared to 15.5% in 2003. This decrease was attributable to increases in our cost of goods resulting from increases in the cost of lead, and from increases in shipping costs. We did not anticipate these increases and failed to build them into our prices, resulting in lower gross margins in 2004. In addition, when we did recognize them, we made a strategic decision to maintain existing prices so as not to jeopardize existing customer relationships.

          Operating expenses. Selling, general and administrative expenses were $7.6 million in 2004, compared to $7.2 million in 2003, an increase of $370,000, or 5.2%. This increase was attributable to increases in consulting and contract labor fees of $180,000. Additionally, cost in catalogs and new package design increased by $132,000, commissions to sales representatives increased by $127,000, rent by $116,000, bank charges by $109,000, and property insurance by $65,000. These increases are attributed to the continued growth and marketing of our products and sales growth to Brinks. These increased were partially offset by the decrease in personnel costs of $348,000 and bad debt expense of $102,000, compared to the same period in 2003. The decrease in personnel costs was due to the fact that we did not achieve our targeted net income amount and therefore did not pay any bonuses for 2004.

          For the year ended December 31, 2004, we incurred $131,000 in depreciation and amortization expense compared to $110,000 for 2003, an increase of $21,000, or 19.1%. The increases in depreciation and amortization expenses were primarily related to an increased average property and equipment balance due to continued purchases of property and equipment.

          Interest expense. Interest expense increased to $446,000 in 2004, compared to $311,000 in 2003, an increase of $135,000 or 43.4%. The increase was attributable to increased borrowings on our line of credit. The average outstanding loan balance for 2004 was $7.4 million compared to $5.0 million for 2003.

Liquidity and Capital Resources

     Six months ended June 30, 2006

          At June 30, 2006 we had cash and cash equivalents of $678,000.

           Net cash used in operations was $2.3 million for the six month period ending June 30, 2006. Cash used in operating activities in 2006 is primarily attributable to an increase in accounts receivable of $1.4 million and a decrease in accounts payable of $4.9 million. This decrease in accounts payable is offset primarily by the following: (i) net income of $714,000; (ii) an increase in accrued liabilities of $474,000; (iii) due to parent of $635,000; (iv) decreases in prepaid expenses and other current assets of $189,000; (v) decreases in inventories of $2.0 million; (vi) depreciation and amortization of property and equipment of $81,000; and (vii) provisions for bad debts and obsolete inventory of $64,000 and $90,000, respectively.

           Net cash used by investing activities for the six month period ended June 30, 2006, related to purchases of property and equipment, was $55,000.

           Net cash provided by financing activities for the six month period ended June 30, 2006 was $2.9 million. The net cash provided by financing activities for 2006 was primarily comprised of net borrowings on the line of credit of $3.4 million, offset by cash used of $545,000 related to the payment of dividends to the parent and payments on capital lease obligations of $10,000.

           We believe that cash provided by our operations and cash available under our line of credit will be sufficient to meet our operational needs over the next year.

     Year ended December 31, 2005

           At December 31, 2005, we had cash and cash equivalents of $176,000.

          Net cash provided by operating activities in 2005 was $395,000 through December 2005. Cash provided by operating activities in 2005 is primarily attributable to: (i) net income of $1.1 million; (ii) increases in accounts payable of $5.3 million; (iii) accrued liabilities of $59,000; (iv) due to parent of $811,000; (v) depreciation of property and equipment of $138,000; offset by increases in (vi) inventories of $5.9 million; (vii) accounts receivable of $1.0 million; and (viii) prepaid and other current assets of $214,000.

          Cash used in investing activities of $186,000 was used to purchase property and equipment during 2005.

          Net cash used in financing activities during 2005 was $169,000, which primarily consisted of net cash provided under the lines of credit of $735,000, offset by payments on capital lease obligations of $21,000, and payment of dividends to parent of $882,000.

          The net increase in cash in 2005 was $40,000.

     Year ended December 31, 2004

          At December 31, 2004 we had cash and cash equivalents of $136,000.

          Net cash used in operating activities in 2004 was $3.5 million. Cash used in operating activities in 2004 was primarily attributable to: (i) increases in inventories of $2.8 million; (ii) accounts receivable of $1.1 million; (iii) deferred income taxes of $54,000; and (iv) decreases in accounts payable of $1.3 million; offset by (v) net income of $398,000; (vi) increases in accrued liabilities of $511,000; (vii) due to parent of $278,000; (viii) deferred rent of $127,000; (ix) provision for bad debts and obsolete inventory of $174,000 and $90,000, respectively; (x) depreciation of property and equipment of $131,000; (xi) loss on disposal of property and equipment of $26,000; and (xii) decreases in prepaid expenses and other assets of $137,000.

          Cash used in investing activities of $114,000 was used to purchase property and equipment during 2004.

          Net cash provided in financing activities during 2004 was $3.2 million, which primarily consisted of net cash provided under our line of credit for payment of current liabilities and for purchases of inventory.

          The net decrease in cash in 2004 was $315,000.

     Year ended December 31, 2003

          At December 31, 2003 we had cash and cash equivalents of $451,000.

          Net cash provided by operating activities in 2003 was $1.0 million. Cash provided by operating activities in 2003 was primarily attributable to (i) net income of $919,000; (ii) increases in accounts payable of $1.2 million; (iii) accrued liabilities of $935,000; (iv) due to parent of $789,000; (v) provision for bad debts and obsolete inventory of $276,000 and $37,000, respectively; (vi) depreciation of property and equipment of $110,000; and (vii) increases in accounts receivable - other of $84,000 and other assets of $29,000; offset by (viii) increases in inventories of $2.8 million and accounts receivable - trade of $444,000.

          Cash used in investing activities of $37,000 was used to purchase property and equipment during 2003.

          Net cash used in financing activities during 2003 was $868,000, which consisted of net cash used for net payment on our line of credit of $284,000, for payment of current liabilities and for purchases of inventory, payment of dividends to parent of $567,000, and payments on capital lease obligations of $17,000.

The net increase in cash in 2003 was $142,000.

     Capital Resources

          We finance our operations through cash flow from operations as well as proceeds of a credit facility. Our current line of credit agreement with the lender provides for interest payable monthly at LIBOR Index rate plus 2.5% (7.61% at June 30, 2006) and matures May 5, 2007. On July 25, 2005, we entered into an agreement with the lender fixing the interest rate at 6.99% on the first $6.0 million of borrowings and LIBOR Index Rate plus 2.5% on the balance of the outstanding borrowings under our line of credit. The line of credit is due on demand and is secured by our accounts receivable, inventories, and equipment. The line's availability is based on a borrowing formula, which allows for borrowings equal to 85% of Borrower’s Eligible Accounts Receivable” (as defined in the Security Agreement) and 50% of Eligible Inventory (as defined in the Security Agreement) not to exceed $5 million. In addition, we must maintain certain financial covenants including ratios on fixed charge coverage and minimum tangible net worth, as well as, maximum debt to tangible net worth and an interest coverage ratio. On March 23, 2006, we entered into a renewal and modification agreement on the line of credit agreement. The advance formula referenced in the Security Agreement as the “Borrowing Base” was modified as follows: 85.0% of the outstanding value of “Borrower’s Eligible Accounts Receivable” plus 50.0% of the value of “Borrower’s Eligible Inventory”; provided, however that these sub-limits that are based on Borrower’s Eligible Inventory may not exceed 85.0% of the outstanding value of “Borrower’s Eligible Accounts Receivable” (as defined in the Security Agreement) at any one time outstanding.

          On April 18, 2006, we entered into the second renewal and modification agreement, which increased our line of credit from $12.0 million to $16.0 million. The advance formula referenced in the Security Agreement as the “Borrowing Base” was modified as follows: 85%) of the outstanding value of “Borrower’s Eligible Accounts Receivable” plus fifty percent (50.0%) of the value of “Borrower’s Eligible Inventory” (as defined in the Security Agreement). Advances against Borrower’s Eligible Inventory may not exceed the lesser of (a) $8.5 million or (b) an amount equal to the product of (i) one and one-half (1.5), multiplied by (ii) 85.0% of the outstanding value of Borrower’s Eligible Accounts Receivable at any one time outstanding.

          At June 30, 2006, $12.7 million was outstanding under the line of credit and $1.4 million remained available for borrowings under the line of credit based on the borrowing formula.

          Since 1999, we have been paying Zunicom a management fee and, from time-to-time, based on cash availability and Zunicom’s working capital needs, dividends. Through June 30, 2006, our payments to Zunicom have totaled approximately $5.7 million.

          As of June 30, 2006, we had a payable to Zunicom, all of which was reflected as a current liability, of approximately $3.5 million, of which $3.1 million reflected the tax benefit to us of Zunicom’s consolidated net operating losses and $350,000 reflected declared but unpaid dividends and other miscellaneous expenses. In connection with this offering, Zunicom has agreed to write off $300,000 of this amount and to convert $2.8 million into a long-term liability that will be payable approximately $175,000 per quarter over a four-year period beginning one year after the date of this prospectus with interest at ___% per annum. If (i) Zunicom sells AlphaNet or all or substantially all of AlphaNet’s assets, (ii) AlphaNet ceases to be engaged in any trade or business or (iii) AlphaNet, voluntarily or involuntarily, seeks protection under the bankruptcy laws (each a “Trigger Event”), then the entire balance then due on the note, including prin cipal and accrued interest, will be due and payable one year and one day following the Trigger Event, unless the Trigger Event occurs in the fifth year of the note, in which case such amounts shall be immediately due and payable. The balance of the payable, $350,000, will be paid before the date of this offering.

          In addition, immediately before the effective date of this offering, we will declare a dividend, payable to Zunicom. The dividend, estimated to be $2 million, will be evidenced by a note payable, which will bear interest at the rate of __% per annum and will be payable over a four-year period beginning one year and one day after the date of this prospectus. The note is prepayable out of the net proceeds we realize from the sale of the shares covered by the over-allotment option.

          As of June 30, 2006, we did not have any material commitments for capital expenditures and we do not expect any material changes in the need for capital expenditures. We have no off-balance sheet financing arrangements.

     Contractual Obligations

          The table below sets forth our contractual obligations as of June 30, 2006.

	Payment Due By Period

		Less Than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Capital Lease Obligations	$35,968	$21,557	$14,411	$-	$-
Operating Leases	$1,599,881	$463,125	$1,136,756	$-	$-

Total	$1,635,849	$484,682	$1,151,167	$-	$-

Quantitative and Qualitative Disclosures About Market Risk

     Foreign Currency Exchange

           Our customers are primarily located in the United States. On the other hand, many of our suppliers are located outside the United States and, as a result, our financial results could be impacted by foreign currency exchange rates and market conditions abroad. However, we believe that the aggregate impact of any likely exchange rate fluctuations would be immaterial as most payments are made in U.S. dollars. We have not used derivative instruments to hedge our foreign exchange risks though we may choose to do so in the future.

           Our international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially adversely affected by changes in these or other factors. The effect of foreign exchange rate fluctuations on us during the six months ended June 30, 2006 was not material.

     Interest Rates

           Our exposure to market rate risk for changes in interest rates related primarily to our line of credit. A portion of the outstanding borrowings on the line of credit bears an interest rate of LIBOR plus 2.5%. A change in the LIBOR rate would have a material effect on interest expense.

Seasonality and Cyclicality

           Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first and fourth fiscal quarters are traditionally weaker compared to the second and third fiscal quarters. This trend depends on numerous factors including the markets in which we operate, holiday seasons, climate and general economic conditions. Many of the products that we distribute are tied closely to consumer demands, which may be volatile and which are always impacted by general economic conditions. Our ability to predict these trends or estimate their impact on our business is limited. As a result, we cannot assure that these historical patterns will continue in future periods.

           The electronic components and the electronics distribution industries have historically been cyclical in nature with significant volatility within the cycles. We believe this cyclicality and volatility will continue.

BUSINESS

General

          We are (i) a third-party logistics company specializing in supply chain management and value-added services and (ii) a leading supplier and distributor of portable power supply products, such as batteries, security system components and related products and accessories. Our principal product lines include:

  batteries of a wide variety of chemistries, battery chargers and related accessories;

  portable battery-powered products, such as jump-starters and 12-volt power accessories;

  security system components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, cabling and other components; and

  electro-magnetic devices, capacitors, relays and passive electronic components.

          Our third-party logistics services, principally supply chain management solutions and other value-added services, are designed to help customers optimize performance by allowing them to outsource supply chain management functions. Our supply chain management services include inventory sourcing and procurement, warehousing and fulfillment. Our value-added services include custom battery pack assembly, custom kitting and packing, private labeling, component design and engineering, graphic design, and sales and marketing. We also distribute batteries and portable power products under various manufacturers’ and private labels, as well as under our own proprietary brands. We are one of the leading domestic distributors of sealed, or “maintenance-free,” lead-acid batteries. Our customers include OEMs, distributors and both online and traditional retailers. The products we source, manage and distribute are used in a diverse and growing range of industries, including automotive, consumer goods, electronics and appliances, marine and medical instrumentation, computer and computer-related products, office and home office equipment, security and surveillance equipment, and telecommunications equipment and other portable communication devices.

          We believe that the demand for third-party logistics services in general, and supply chain management solutions and value-added services in particular, is growing, particularly in the electronics industry. In general, businesses are increasingly focused on identifying ways to more efficiently manage their supply chain, an operational necessity as products are sourced and distributed globally and a financial requirement as organizations have discovered the fiscal benefits of streamlining their logistics processes, providing an increased demand and opportunity for organizations providing logistics services in general and supply chain management services in particular. Businesses increasingly strive to minimize inventory levels, reduce order and cash-to-cash cycle lengths, perform manufacturing and assembly operations in low-cost locations and distribute their products globally. Furthermore, businesses increasingly cite an efficient supply chain as a critical element to improve financial performance. To remain competitive, successful businesses need to not only achieve success in the core competencies, they must also execute quickly and accurately.

           To accomplish these goals, businesses are increasingly turning to organizations that provide a broad array of logistics services, including supply chain management solutions. The demand for these solutions has grown as businesses continue to out-source non-core competencies, globally source goods and materials, and focus on managing the overall cost of their supply chain. These trends have been further facilitated by the rapid growth of technology, including the growth of the Internet and the World Wide Web as an information tool and electronic interfaces between systems of service providers and their customers.

          The demand for electronic equipment and components is impacted by general economic conditions, technological developments, changes in consumer demand and preferences, the cost of lead and copper, the two principal raw materials used to manufacture electronic components and fuel costs, which impacts both manufacturing and shipping. We believe that technological change within the electronics industry drives growth as new product introductions accelerate sales and provide us with new opportunities. However, we further believe that our products are not affected by rapidly changing technology since they represent basic elements and portable power supplies common to a wide variety of existing electronic circuit designs. At the same time, we cannot assure you that advances and changes in technology, manufacturing processes, and other factors will not affect the market for our products. We do however continue to stay abreast of technological advances and changes in the electronics and portable power supply market.

Industry Background

          The electronics industry covers an array of products and components, which includes semiconductors and passive/electromechanical products and systems, computer components, portable power supplies such as batteries and related products. The electronics industry is one of the largest industries in the United States and is growing. According to the Freedonia Group, a leading international market research firm, the global market for batteries, non-rechargeable as well as rechargeable, is estimated at $50 billion and is projected to increase 6.5% annually through 2008 to $65.1 billion. According to a recent article in the New York Times, portable rechargeable batteries are expected to be a $6.2 billion market this year and more than one billion batteries will be manufactured by some of the largest electronics companies in the world such as Sony, Sanyo, Matsushita and Samsung. We believe that the growth of the electronics industry has been driven in part by increased demand for new products incorporating sophisticated electronic components, such as cellular phones, laptop computers, handheld and PDA devices, security and surveillance equipment, a variety of consumer products and appliances and many other wireless products as well as increased utilization of electronic components in a wide range of industrial, automotive and military products. These products all require portable battery power to function in today’s market where consumers demand for productivity, portability and mobility.

           Supply chain managers have become an integral part of the electronics industry. OEMs and many small contract electronic manufacturers that use electronic components choose to outsource their procurement, inventory and materials management processes to third parties in order to concentrate their resources, including management, personnel costs and capital investment, on their core competencies, which include product development and sales and marketing. Many large distribution companies not only fill these procurement and materials management roles but further serve as a single supply source for original equipment manufacturers and contract electronic manufacturers and retailers, offering a much broader line of products, rapid or scheduled deliveries, incremental quality control measures and more support and supply chain management services than individual electronic component manufacturers. We believe that original equipment manufacturers and many smaller contract electronic manufacturers and retailers will increase their dependence on distributors for these types of logistics and supply chain management services and will continue to demand greater service and to increase quality requirements.

           We believe that the third-party logistics industry in general will continue to grow because of the following factors:

  Outsourcing non-core activities. Businesses are increasingly relying on third-party logistics providers for “non-core” activities, such as sourcing and procurement, warehousing, assembling, “kitting,” shipping and distribution, so as to focus on their core competencies. We take over the tedious tasks of sourcing and storing inventory, taking and filling orders and shipping and delivering to the end customer.

  Globalization of trade. As barriers to international trade are reduced or eliminated, businesses are increasingly sourcing their parts, supplies and raw materials from the most competitive suppliers throughout the world. Businesses often find themselves getting involved in logistical matters which they are unfamiliar with and often are faced with unforeseen added overheads and other logistic costs, which take away from their competitive edge and bottom-line income. We believe with continued globalization businesses will increasingly turn to and rely on third-party logistics providers for all their sourcing, warehousing, inventory management, and distribution needs. We are able to offer our services at competitive rates due to our industry expertise and ability to consolidate products cost-effectively for our customers.

  Increased competition. Increasing competition means businesses have to operate more efficiently. Third party logistics providers allow businesses to reduce their costs by transferring overhead. In addition, because they buy in greater quantities, third party logistics providers can usually get better pricing from suppliers, which they can then pass along to their customers.

  Increased reliance on technology. Advances in technology are placing a premium on decreased transaction time as and increased business-to-business activity. Businesses recognize the benefits of being able to transact commerce electronically.

Our Products and Services

          While we are both a logistics services provider and a distributor, the products we handle in both cases are principally the following:

  Batteries, battery chargers and related accessories. We are one of the leading domestic distributors of sealed, or “maintenance-free,” lead-acid (“SLA”), absorbent glass mat and gel batteries, all of which have been designated as non-hazardous by the U.S. Department of Transportation. We maintain a broad inventory of various sizes of SLA batteries in our brands and private labeled to sell to retailers and distributors for consumer and industrial applications, and to OEMs for use in the manufacture and sale of technology products, such as wheelchairs, uninterruptible power supply (UPS) systems and security equipment. We also stock and distribute a broad range of branded and private-labeled batteries including nickel-cadmium, lithium, nickel metal hydride, alkaline and carbon-zinc batteries, which are used primarily in consumer electronic products. Our brands include the names Universal Battery, Universal, Adventure Power®, Starter-Up, UB Scootin®, Charge N’ Start™ and UNILOK™. We currently private label our products for many large customers such as Home Depot Supply, RadioShack, Bass Pro, Cabela’s and others. We also stock components used in custom battery pack assembly. Finally, we are also a authorized Panasonic modification center that builds custom-designed battery packs comprised of Panasonic batteries for customers. We continue to develop new battery sizes for varying applications depending on customer and market needs.

  We have an expanding line of power supply inverters, battery chargers and maintainers for various applications such as automotive, marine, hunting, motorcycle and medical scooters.

  Portable power products, such as jump-starters, 12-volt power accessories and other battery-powered tools and accessories. Our line of jump-starters, called Starter-Up™ and Starter-Up Marine™, are portable sources of 12-volt DC power used primarily as emergency starting power sources on failed automobile and marine batteries. These jump-starters may be used to power many accessories including cellular phones, laptops and radios. Our jump-starters are sold to retailers such as RadioShack, Bass Pro Shop and Cabela’s. We have also added our own expanding 12-volt DC accessory line which includes electric auto jacks, impact wrenches, handheld vacuums, cordless air compressors, warmers/coolers, spotlights, electric mugs and others that plug into cigarette lighter sockets or any 12-volt DC power source.

  Security products, such as perimeter access controls, horns, sirens, speakers, transformers and related installation components. As a result of our relationship with Brinks, we carry a broad line of residential and commercial security products including alarm panels, perimeter access controls, transformers, sirens, horns, cabling and other related products.

  Electro-magnetic devices, capacitors, relays and passive electronic components. We stock and distribute electronic components, such as resistors carbon or metal film, capacitors of varying types and relays for use in the manufacture, repair, and modification of electronic equipment.
We continue to actively review sources for new and innovative products to add to our spectrum of product offerings.

           Our logistics services include the following:

  Inventory sourcing and procurement. As a result of our relationship with manufacturers in the Pacific Rim, we believe we can effectively source products for our customers and at the same time help lower their costs. We see this as a competitive advantage that will help us secure long-term customer relationships. In order to accommodate the needs of our customers, we can have the manufacturer ship directly to them. Alternatively, we can purchase and stock inventory for a customer in our warehouse according to their inventory needs, and deliver to their customers as required. In this situation, we own the inventory unlike a traditional logistics and fulfillment provider that merely warehouses and distributes the products, while leaving the ownership of the inventory to the customer. We offer this value-added service in conjunction with an inventory buy-back agreement that protects both the customer and us should the sourcing and procurement agreement be terminated. We believe that our ability to purchase and stock products for our customers is a competitive advantage that helps our customers manage their cash flows.

  Warehousing and distribution. We will take delivery of inventory on behalf our customers, either for their account or for our account, and ship out of one of our distribution centers. Our primary distribution center is located in Carrollton, Texas, a suburb of Dallas, which is a designated Foreign Trade Zone. We also benefit from Carrollton’s Triple Freeport Exemption from local tax authorities on certain inventory brought into Carrollton and then reshipped out of Texas within a specified period. This prime location allows easy access to national and international markets, and enables us to facilitate efficient, quick delivery and fulfillment of products nationwide. We also have regional logistics centers in Oklahoma City, Oklahoma, and Las Vegas, Nevada, which provides another distribution point to support additional and varying customer needs.

  Engineering design assistance, custom assembly and kitting. We offer engineering design assistance services for product lines, such as battery assembly systems, security and battery powered products as well as custom battery pack assembly and kitting. As an example, we have the ability to design and assemble custom battery packs consisting of assembled groups of batteries combined electrically into a single unit. These battery packs are typically used for cell phones, cordless phones, door lock and flashlight stick applications. For customers that require specific battery solutions for inclusion in their own products, we obtain the battery and necessary components and configure a new finished good unit based upon the customer’s specifications. We have specialized equipment such as electric welders, sonic welders, computer-aided design programs, computer-driven battery analyzers, battery chargers, heat-shrink ovens and strip-chart recorders to support custom assembly, design and engineering needs. In addition to providing the services necessary to produce battery packs, we supply materials such as wiring, connectors, and casings. Completed battery packs are assembled to order in nearly all instances. We add value to products and components by packaging them in customer specified kits or tailor-made units that are convenient for the customer to order. We may purchase, in bulk quantities, batteries, wiring harnesses, control panels and similar items necessary to install a residential security system. Each security system installation may require only one or two of the items purchased in bulk by us. As a value added service we will pick the small quantities of components from the bulk supply and repackage them into a single shippable unit for the convenience of our customer. We then market and sell the single shippable unit as a complete product to their customer. We provide this service to a number of our customers including Brinks.

  Graphic design and marketing. We offer branding, packaging design and marketing services to assist customers in bringing their product from development to finished product. In some instances, we will help promote and sell the finished product through our sales and marketing department.

  Disposal. As an additional value-added service to our customers, and in ensuring that we contribute to environmental conservation, we help coordinate pick up all of their used or “spent” sealed lead-acid batteries with EPA authorized haulers who will then deliver them to EPA authorized smelters.
Growth Strategy

           Our objective is to become a leading provider of third-party logistics services, particularly supply chain management solutions, and the leading supplier and distributor of portable power supply products, security system components and other products. Our long-term growth strategy includes the following:

  Expand our logistics and value-added services offerings. As part of our overall growth strategy, we are seeking to replicate our Brinks model and have begun marketing our logistics and supply chain management capabilities. We believe that one of the most efficient ways to attract new customers and expand relationships with existing customers is to expand our logistics service. To date, our focus has been on developing supply chain management services. With our logistics and supply chain expertise, which includes sourcing, warehousing, shipping, kitting and distribution, and our array of value-added services, we are identifying and aggressively pursuing new markets and new customers who are not necessarily within the scope of portable power, security and electronic related products. We are marketing our third party logistics and supply chain solutions to other markets, whether it be warehousing, inventory management and distribution of housewares, office supplies or toys. Similarly, through our sealed lead-acid battery distribution, we have expanded to serve medical scooter, jet-ski, motorcycle, hunting, and marine markets. In the future, we may also seek to develop other logistics such as freight forwarding and shipping, customs and brokerage, real-time inventory pricing information, electronic order entry and rapid order processing.
  Enhance information technology capabilities. We provide a customized web portal interface for Brinks that allows it to easily place orders online with access to and management of its fulfillment needs. We plan to develop similar systems for our other customers based on their particular needs. We believe that in the coming years an increasing number of transactions in this industry will be processed online. As a result, we plan to further expand the functionality and utilization of our website in such a way that it will become more accessible and user-friendly. In addition, we have begun to review warehouse management systems and related hardware, such as material handling equipment and carousels, that will enable us to improve overall supply chain workflow and efficiencies, increase fulfillment capacity, provide greater visibility throughout the supply chain processes and provide real-time data and effective decision-making.

  Increase our product offerings. Another effective means of attracting new customers and expanding relationships with existing customers is to increase the number and breadth of our product offerings. Our intention is to carry new products that complement those already within our portfolio as well as other electronic products such as semiconductors and computer equipment. In addition, we may also establish a base of operations in Asia so we can further develop relationships with low-cost manufacturers throughout the region. We intend to expand our product lines to include a more comprehensive offering of (i) consumer batteries and chargers for applications such as cell phones, laptops, camcorders, digital cameras and toys, (ii) sealed lead-acid batteries for consumer, industrial and customized applications, (iii) battery-powered and related consumer goods, such as battery chargers and maintainers, jumpstarters, portable power tools and accessories, (iv) security-related access-control products, and (v) other new products. In order achieve this goal, we will seek to expand our relationship with existing suppliers and consultants, and/or forge relationships with new suppliers using our contacts throughout the Pacific Rim.

  Identify new customers and new markets. We intend to pursue new customers and new markets through traditional sales and marketing activities. We believe that the trend of consolidation in the electronics industry will continue and that, as a result, new customers and new markets will become available to us. New markets include domestic as well as international. We currently serve customers in Canada, England, Ireland and Australia and we have a salesperson based in Spain. Part of our growth strategy is to further develop new accounts in Europe and Latin America and to establish distribution centers in strategic global locations to service these accounts. In addition, we have recently begun to offer many of our products at retail through our retail store called “Batteries & Beyond” located in our Nevada regional logistics center. We are also planning to tap into the retail market by developing a new website for consumers. We have reserved the domain names “www.batteriesbeyond.com,” “www.batteriesandbeyond.com” and “www.batteriesnbeyond.com” for this purpose.

  Develop proprietary products. We intend to develop other proprietary products synergistic to our business, to build added value and offerings to our customers. For example, we are developing a battery data base cross referencing system that will have a database of all batteries, their applications, the products in which they can be used and their attributes. The different attributes of a battery includes chemistry, category, brand, brand model, manufacturer. The system will be installed on free-standing kiosks in retail venues and consumers, regardless of their level of battery knowledge, will be able to search for a battery based on application, the product they are using or the battery attributes. The system will then identify one of our products that the user can either choose to purchase at the retail location if available or the user may have the option of placing the order at the kiosk and have the battery delivered directly to the consumer.

  Vertical integration. We believe that the extent of our future success will depend, in part, on our ability to control our source of products. To that end, we are contemplating either building or purchasing a factory that manufactures batteries and that also has injection molding capabilities. While either option presents its own challenges and its own set of risks, we believe that having manufacturing capability has a number of benefits that override these risks. These benefits would include (i) reducing or, in some cases, even eliminating the risk of depending on an unrelated third party as the single source for our most important line of products, (ii) reducing our costs and improving our margins, and (iii) enabling us to expand our business by supplying other distributors. At the present time, we are not a party to any agreement involving building or purchasing a factory. However, we have held preliminary informal discussions with a representative of a Chinese factory that is currently our principal source of batteries, about buying that facility. Since we did not have the capital to purchase that factory those discussions were by necessity general in nature and inconclusive. At this time, we cannot say that it is likely that we will buy all or apportion of this factory. Once this offering is complete, we may enter into more serious and substantive discussions with this factory and/or its representative. We also plan to assess the different options that may be available to us, including building our own factory or purchasing an existing factory whether in China, Mexico or anywhere else. We cannot assure you that we will ever build or buy a factory. Any decision to build or buy a factory, whether in China or elsewhere, will be made after this offering is completed by our board of directors, a majority of who will be “independent.” Similarly, as discussed above, we are expanding into the retail market and we also plan to develop an online retail presence and enhance our e-commerce capabilities.

Quality Controls and ISO Certification

           We adhere to a quality management system that ensures that our operations are performed within the confines of increasing strictness in quality control programs and traceability procedures. As a result, our distribution facility has successfully completed procedure and quality audits and earned a certification under the international quality standard of ISO 9001:2000. This quality standard was established by the International Standards Organization (ISO), created by the European Economic Community (EEC). The ISO created uniform standards of measuring a company’s processes, traceability, procedures and quality control in order to assist and facilitate business within the EEC. This voluntary certification is a testimony of our commitment to demonstrate our ability to consistently provide product that meets customer and applicable regulatory requirements, and enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable regulatory requirements.

          Product safety is a top priority for us and all of our products that have electrical or mechanical concerns are safety tested and approval listed by UL, CUL, CSA, CE, TUV, or other standards agencies as required by and relevant to the customer’s business location. These agency listings ensure that our products adhere to specific quality and consistency standards.

Customers

           Our customers include OEMs, contract electronic manufacturers, distributors, retailers and electronics manufacturing service providers that serve a broad range of industries including: automotive industrial; marine; medical mobility and other medical equipment; security and surveillance; consumer goods, electronics, appliances and other products; computers and related equipment and accessories; telecommunications; and distributors of portable power supply units, principally batteries, that are used in a broad range of commercial and consumer products. In total, our customer list included over 2,900 active accounts in 2005. We define an active account as anyone who has purchased goods from us within the last two years. Our largest customer is Brinks for whom we function as a supply chain manager throughout the United States and Canada. We purchase various components for their security systems, some of which we purchase from its designated suppliers, pack the components and ship the packaged kits to Brinks’ branches and dealers. Brinks is our only customer that accounts for more than 10% of our net sales. In 2005 Brinks accounted for approximately 56% of our net sales. Because of this concentration, adverse conditions affecting this customer could have an adverse impact on our business. We expect that demand for our services and, consequently, our results of operations will continue to be sensitive to domestic and global economic conditions and other factors we cannot directly control. As such, our focus will remain on diversification of our product lines and service offerings and overall expansion of business with current customers and adding new accounts through our field and global sales and marketing teams.

Sources and Availability of Products

          We generally purchase products from domestic and foreign component manufacturers pursuant to non-exclusive distribution and supply agreements. In 2005, we purchased products from approximately 130 suppliers. In general, we do not depend on any single source for the products that we stock and sell.

          We have significant long-term relationships with manufacturers located in the Pacific Rim, principally China. These relationships, many exceeding a decade, are managed either directly by us and or indirectly through a third-party consultant, who has extensive expertise in importing batteries, portable power accessories, and related products, particularly from China. Through this relationship, we have the capability to effectively procure products according to customer needs including “hard-to-find” items to obtain lower project and product costs and to offer a wide and expanding range of synergistic portable power solutions such as chargers and 12-volt accessories. Under our agreement with this consultant, we pay a commission if we purchase goods from a factory that it introduced to us. The commission is based on the total dollar value of the transaction and ranges from 3% to 6%, depending on the factory. Approximately 30% of our product purchases are covered by this agreement, including purchases from our largest overseas supplier which represented approximately 22% of our total product purchases and 80% of our battery purchases in 2005. Additionally, we have one domestic supplier that provided approximately 44% of our product purchases during 2005. Substantially all products purchased from this supplier are used to fulfill orders for Brinks.

Competition

          We compete with numerous, well-established companies, many, if not most of which are larger and have greater capital and management resources and greater name recognition than we do. Our competitors include international, national, regional and local companies in a variety of industries.

          One group of actual competitors includes traditional logistics service providers. The major companies in this industry include C.H. Robinson Worldwide, Inc., EGL, Inc., Stonepath Group and UTI Worldwide, Inc. In general, these companies provide freight transportation services but could also provide supply chain management solutions. In comparison, we do not provide freight transportation services. This could make us a less attractive alternative to some potential customers. However, we do engage a freight forwarding company to work with us on consolidating and securing price competitive freight transportation services.

          Second, in the logistics business we also compete directly with the large overnight shipping companies, such as UPS, FedEx and DHL who have to begun to market themselves as supply chain management service providers.

          Third, in the distribution business, we compete with battery and other electronic component distributors, such as Interstate Batteries, MK Battery, Dantona, Arrow Electronics, Avnet, WESCO International, Jaco Electronics and All American Semiconductor. Companies like Arrow Electronics, Avnet, WESCO, Jaco and All-American also have multiple product lines and many also provide supply chain management services. Over the past five years this industry has experienced rapid consolidation driven in part, we believe, by the advances in online capabilities and the availability of more precise supply chain software and systems. While we do not believe that we have the capital resources to compete directly with these companies, we do believe that as a smaller company we can be more opportunistic in terms of developing niche markets and in terms of responding to customer needs, market changes and other trends.

          Finally, we are increasingly finding that manufacturers, particularly foreign manufacturers, are competing against us, marketing and selling their products directly to original equipment manufacturers, distributors and retailers, importers, brokers and e-commerce companies. Foreign manufacturers, particularly those located in low-cost jurisdictions such as Latin America and Asia, generally have a price advantage but are less knowledgeable about the domestic market and lack the infrastructure to properly serve the market.

          We compete primarily on the basis of price, inventory availability, flexibility, scope of services, quality of products and services, delivery time and customer relationships. As such, our ability to remain competitive will largely depend on our ability to (i) to continue to source products cheaply and efficiently, (ii) develop new and alternative sources that are comparable in terms of price and quality, and (iii) to anticipate and respond to customer demands and preferences and trends affecting the industry, such as new product introductions and pricing strategies, consumer and demographic trends, international, national, regional and local economic conditions including those affecting prices of raw materials and shipping.

          We believe we can differentiate ourselves from other logistics companies in our overall knowledge, experience and understanding of the electronics industry and the market for portable power and related products and in our existing supply-side relationships, which include direct relationships with factories and relationships with factory representatives. We further believe that our most important competitive advantages include the following:

  Well-established sourcing contacts. We have long-standing relationships with manufacturers in the Pacific Rim, principally China. Also, we were one of the first authorized distributors of Panasonic batteries in the United States. We also have long-standing relationships with independent third-parties who have extensive contact with manufacturers throughout Asia. We believe that we can bring additional value to our customers by locating alternate suppliers of the same product of comparable quality at significantly lower prices.

  Key customer relationships. Over the last two years we have had over 2,900 customers, from sole proprietors and small businesses to many large, well-known national, regional and local distributors and retailers. Our customers include Brinks, RadioShack, Bass Pro Shops, Cabela’s, Pride Mobility, The Scooter Store, Protection One, Home Depot Supply, the U.S. Navy, and GE Security.

  Extensive inventory permits prompt response to customer needs. We stock a broad range of products according to customer and seasonal needs. With almost $20 million of inventory on hand at any given time, covering 75 classes of products and more than 2,200 SKU’s, we can satisfy most customer demands immediately.

  National distribution. Our primary logistics center and warehouse facility is located in Carrollton, Texas, part of the Dallas metroplex area. We also have regional logistics centers in Oklahoma City, Oklahoma, and Las Vegas, Nevada. The Nevada facility also houses our “Batteries & Beyond” retail store.

  Value-added services. We offer value-added services not commonly provided by other third-party logistics or supply chain service providers, such as sourcing, custom kitting, battery pack assembly, product development, private labeling, and coordinating customers with licensed, EPA approved handlers for their battery recycling needs. Also, we were one of the first authorized Panasonic modification centers in the United States. Unlike traditional third party logistics providers that usually only take possession of a customer’s inventory, we actually purchase and stock the inventory for our clients. In a conventional service relationship, the customer purchases the goods from the supplier and directs the supplier to deliver the goods to the logistics company, which then packs and ships the goods to the end-user. We would similarly look to reduce our exposure with new logistics customers through guaranteed buy-backs, letters of credit or other techniques, although we cannot assure you that any potential customers would be amenable to such an arrangement.

  Broad industry experience; experienced management and support professionals. We have been in business for almost 40 years and have extensive knowledge of our markets and products. Our chief executive officer, Randy Hardin, has been in the battery distribution business for over 20 years. We also have a dedicated and experienced management team coupled with an excellent support staff.

  Reputation for quality. Since our inception, we have built a reputation based on the quality of our products, the timeliness of our deliveries and our responsiveness to customer demands. We believe that our commitment to customer satisfaction and our sourcing expertise have helped us in the industry as a premier supplier of batteries and other portable power products and related accessories. We have had ISO 9001:2000 certification since October 2003. In addition, we ensure that we obtain safety approvals on our products where required by one or more of the following agencies: UL, CUL, CSA, CE and TUV.

Marketing and Sales

          We employ a total of 33 in marketing, sales and sales support to actively pursue new business opportunities and retain and grow existing accounts. We also engage 41 outside sales representatives. We use a variety of techniques to market our products including: (i) direct marketing through personal visits to customers by management, field sales people and sales representatives supported by a staff of inside sales personnel who handle quoting, accepting, processing and administration of sales orders; (ii) general advertising, sales referrals and marketing support from component manufacturers; (iii) telemarketing; (iv) active participation in industry tradeshows throughout the year; and (v) our website. We have undertaken minimal advertising in trade publications, though we foresee pursuing more advertising avenues including direct mail, additional trade and magazine publications and online advertising.

          Our sales organization continues to be one of our differentiating factors in the marketplace. Our senior management supports our sales people with an active and targeted selling approach. Our managers are responsible for customer service and the daily execution of customer requirements focusing on a level of service that we believe will exceed our customers’ expectations. This includes proactively managing existing customer requirements as well as coordinating and communicating customer requirements. Our managers are empowered to make decisions to support our customers.

          Customer retention and strengthening current relationships to participate in new business opportunities is important to us, and we emphasize this throughout our organization. Our logistics revenues continue to be a critical part of our revenue base and we will continue to market, design and execute supply chain management solutions aimed at reducing our customers’ delivery costs and strengthening our customer alliances. For instance, we have a dedicated customer service team to handle Brinks daily service matters, to ensure focused support and continued customer satisfaction. We continue to emphasize the development of national and global accounts while aggressively targeting local accounts where we can leverage our array of services. The larger, more complex accounts typically have many requirements ranging from very detailed standard operating and product approval procedures to customized information technology integration requirements. We believe our consistent growth, cost optimization and adaptability to customer needs has enabled us to more effectively compete for and obtain many new accounts.

Intellectual Property

          We own a number of trademarks, trade names, service marks and service names that we use, some of which are registered. These marks and names include the following: Starter-Up™, UB Scootin®, Adventure Power®, Batteries & Beyond™, Charge N’ Start™, UNILOK™, Let Us Power You™ and UPG™. We believe that these marks are important and have helped us develop a brand identity in certain markets and in connection with certain products. In addition, we also rely on trade secrets and other proprietary information regarding customers and suppliers, which we try to protect through the use of confidentiality and non-competition agreements.

          We have a patent-pending on a battery cross-reference system and method that enables users of all levels of knowledge to search for a battery, based on different attributes of a battery. The different attributes of a battery includes its chemistry, category, brand of category, brand model, manufacturer, battery model and others. This concept will be housed in a stand-alone kiosk setting, and our objective is to place these kiosks at retailers. This store within a store concept will enable consumers to browse a comprehensive battery cross-reference database and cross applications and batteries to one of our batteries. The system will then allow the consumer to either locate the product within that retail location, or choose to order the product from the kiosk and have the battery delivered to his or her home. We believe that this patent will help us gain new business at retailers and at the same time, offer retailers a competitive advantage and a value-added service.

Technology

          Our information technology infrastructure is designed to facilitate a distributed operations business model with backend servers for a more centralized and efficient management environment. This infrastructure hosts a true 32-bit client/server Enterprise Resource Planning (ERP) software application (SYSPRO™) on Microsoft® Windows platform, where most of the daily business activities/transactions are processed. SYSPRO™ is a fully integrated solution that gives us complete control over the planning and management of all facets of our operations, including assembly, distribution and accounting. Each function is then broken into several modules but all within the same ERP system. Assembly is supported by these modules: (i) bill of material and (ii) work in progress. Distribution is supported by following modules: (i) inventory control, (ii) purchasing, (iii) sales, (iv) returns and (v) point of sales. Accounting is supported by the following modules: (i) accounts receivable, (ii) accounts payable, (iii) general ledger, (iv) cash book and (v) fixed assets. Additionally, the recent deployment of SYSPRO™ Customer Relations Management software (CRM) has allowed us to better track and manage all customer and supplier touch points. SYSPRO™ CRM enables sales, marketing, engineering and customer support operations to work collaboratively while providing a complete and transparent view of all records and correspondences.

          With access to easy-to view real-time information, SYSPRO™ gives us the ability to respond rapidly to changing circumstances, react quickly to customer demands, and reduce operating costs through streamlined processes. Additionally, SYSPRO™’s ability to integrate with other “best-of-breed” solutions, such as warehouse management systems, transportation management systems and electronic data interface systems, easily extends control to our entire supply chain. The modular nature of SYSPRO™ allows us to select those functions needed to increase operational control and effectiveness while avoiding unnecessary expense.

          As a result of increasing advances in technology, we recognize that our computer and communication systems need to be continuously upgraded and enhanced if we are to remain competitive. For instance, in an effort to anticipate and meet the increasing demands of customers and suppliers and to maintain “state-of-the-art” capabilities, we have identified the need for a true warehouse management system (WMS) and related hardware such as material handling equipment (MHE) and carousels. MHE may include conveyors, sorters, weigh-in motion scales, and other components. Successfully implementing these solutions would help us meet today’s fulfillment challenges and adapt for tomorrow’s challenges. We have begun to review various WMS and MHE solutions and a portion of the proceeds of this offering is earmarked to pay for developing or purchasing and installing such a system and purchasing such equipment. By implementing “best-of-breed” WMS and MHE solutions, we aim to improve on the following areas of our operations:

  intelligent work direction (radio frequency (RF) directed processes);

  improve pick efficiency;

  avoid costly mistakes;

  improve overall workflow;

  accurate real-time inventory to facilitate better decision-making;

  detailed audit trail;

  better visibility throughout our supply chain processes;

  automatic monitoring and reporting of quality measures;

  ability to effectively and efficiently perform third-party logistics functions such as activity based billing by customer, automatic order inputs, custom pick tickets, packing slips and shipping labels per owner; and

  increase overall facility throughput.

          We cannot assure you, however, that any upgrades that have been made or that will be made in the future will result in increased sales or reduced operating costs or increased customer satisfaction.

          We own the majority of the equipment used in our design and assembly operations. We own the computer hardware and software required for our accounting, sales and inventory functions and the office furniture and equipment as necessary to operate our business. This equipment consists of readily available items and can be replaced without significant cost or disruption to business activities.

Warranties

           We offer warranties of various lengths on most of our products. These warranties range from as little as 90 days to as long as three years. In addition, we pass along the manufacturer’s warranty, if any. In most cases, there is no manufacturer’s warranty. The most notable exception is products purchased for Brinks, some of which have a manufacturer’s warranty that extends for up to five years. Our warranty is only for defects in the product. In the event a productive is defective, our only recourse is to return it the manufacturer and demand a credit against future purchases. To date, we have only had minimal warranty claims asserted against us.

Government Regulation and Environmental Matters

          Except for usual and customary business licenses, permits and regulations, our business is not subject to governmental regulations or approvals. We believe that we comply with all relevant federal, state and local environmental regulations and do not expect to incur any significant costs to maintain compliance with such regulations in the foreseeable future. Failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our permits or authorities. We cannot give assurance as to the degree or cost of future regulations on our business.

           All of our sealed lead-acid batteries are non-hazardous Class 60 batteries, and therefore are not subject to laws, rules and regulations that deal with the handling of hazardous materials. However, we do offer to our customers as a value-added service, coordination of used sealed lead-acid battery pick up by EPA authorized haulers to dispose off the used batteries at EPA authorized smelters. Our lithium batteries are designated as Class 9 or hazardous. We ensure that we work with manufacturers certified in handling and packaging these batteries in compliance with laws, rules or regulations that deal with handling of hazardous materials that relate to Class 9. When the lithium batteries arrive at our facility, they are warehoused in a separate area, and shipped out to customers as needed. We do not make any modifications to lithium batteries or their packaging.

Property

          Our executive offices and principal logistics center are located at 1720 Hayden Drive, Carrollton, Texas where we lease approximately 150,000 square feet. The lease expires December 31, 2009 and the monthly rent is currently approximately $37,000, including basic rent and additional charges for operating expenses. The space is sufficient for our current needs. However, in order to accommodate our anticipated growth, we believe that we may need to expand our principal distribution center and warehouse facility within six to 12 months following this offering.

          On April 30, 2003, we entered into a lease agreement for approximately 5,000 square feet of retail and warehouse space in Oklahoma City, Oklahoma. We are leasing this space for approximately $1,500 per month. The lease expires July 31, 2008.

          We entered into a lease agreement for approximately 9,550 square feet of retail and warehouse space in Las Vegas, Nevada. We are leasing this space for approximately $9,550 per month. The lease was effective as of January 1, 2006 and expires December 31, 2008.

Employees

          As of June 30, 2006, we had a total of 65 employees, of which 57 people are based in our Texas facility, four were based in each of our regional logistics centers in Oklahoma City, Oklahoma and Las Vegas, Nevada. We have four senior executives, 33 marketing, sales and sales support personnel (including the employees in our regional logistics centers), 13 information technology, accounting, administrative and purchasing personnel, five engineering and packing personnel and 10 people in our warehouse and shipping department. All of our employees are full-time. We do not have collective bargaining agreements with respect to any of our employees. We have not experienced any work stoppages and consider our relations with employees to be good.

Legal Proceedings

           Energizer Holdings, Inc. and Eveready Battery Company, Inc. (collectively “Eveready”) have initiated legal proceedings against us and over 20 other respondents relating to the manufacture, importation and sale of certain alkaline batteries alleged to infringe U.S. Patent No. 5,464,709. Eveready is seeking a general exclusion order with respect to future importation of these batteries. We have denied infringement and have been vigorously defending this action. The International Trade Commission ruled against Eveready and the matter was appealed to the United States Court of Appeals for the Federal Circuit. On January 25, 2006, the Federal Circuit reversed the Commission’s holding of invalidity and has remanded for further proceedings based on its construction of Eveready’s patent. The parties are waiting for the International Trade Commission to rule on the issue of whether the investigation should be terminated. For more information, see In re Certain Zero-Mercury-Added Alkaline Batteries, Parts Thereof and Products Containing Same, Investigation No. 337-TA-493, in the United States International Trade Commission.

           In September of 2005, A.J. Gilson, a former sales representative, filed an action in the District Court of Dallas County, Texas, against Zunicom and us, claiming damages for breach of contract in the amount of $430,722 and all reasonable and necessary attorney fees. In relation to this matter, we are defending ourselves and consider the claim without merit. We do not expect the final resolution of this claim to have a material adverse effect on our financial position. However, depending on the amount and timing of an unfavorable resolution against us, or the costs of settlement or litigation, our future results of operations or cash flows could be materially adversely affected.

MANAGEMENT

Executive Officers and Directors

          The names, ages and titles of our executive officers and directors, as of August 1, 2006, are as follows:

Name	Age	Positions
William Tan	63	Chairman of the board
Randy Hardin	46	Chief executive officer, President and Director
Ian Colin Edmonds	34	Chief operating officer and Director
Julie Sansom-Reese	43	Chief financial officer and Treasurer
Mimi Tan	32	Vice president business development and marketing and Secretary
		Director Nominee (1)
		Director Nominee (1)
		Director Nominee (1)
		Director Nominee (1)

_______________
(1) The Director-Nominees will take office on the date of this prospectus.

WILLIAM TAN has been our chairman since January 1999. He has served as the chairman of Zunicom, our corporate parent, since February 1997 and of AlphaNet since October 1999. Mr. Tan’s principal business has been private investments. Mr. Tan has been active as an entrepreneur in the fields of finance, general insurance, property development and management. He has held senior executive positions in a number of financing, insurance, textile, property development and related businesses. Mr. Tan is the father of Mimi Tan and the father-in-law of Ian Edmonds.

RANDY HARDIN has been our president since October 1996 and was appointed chief executive officer in January 1999. Mr. Hardin also serves as director of AlphaNet. From 1982 to 1991 Mr. Hardin was employed at Interstate Batteries. From 1991 to 1996, Mr. Hardin was the National Sales Manager of MK Battery, Inc., a distributor of sealed batteries. Mr. Hardin is a graduate of Texas A&M University where he received a Bachelor of Arts in Political Science in 1982.

IAN COLIN EDMONDS has been a director since July 1997 and our chief operating officer since May 2002. He is responsible for overall operations, corporate finance, M&A and planning activities, and risk management. Since July 1997 Mr. Edmonds has also served as a director and an officer of Zunicom. From July 1997 through March 2003 he was a vice president and since April 2003 he has also been the executive vice president of Zunicom. Since October 1999 he has also been a director of AlphaNet. Mr. Edmonds holds a Bachelors Degree in Marketing with a Minor in Statistics from the University of Denver. Mr. Edmonds is the husband of Mimi Tan and the son-in-law of William Tan.

JULIE SANSOM-REESE has been employed by us since 1986. She was appointed as our chief financial officer in 1991. She was named interim chief financial officer of Zunicom in November 1999. In November 2000, Ms. Sansom-Reese assumed this role on a permanent basis. Since October 2003, Ms. Sansom-Reese also served as chief financial officer of AlphaNet. Ms. Sansom-Reese earned a Bachelor of Arts in Business from Texas Tech University in May 1986.

MIMI TAN was appointed as our corporate secretary in February 1998 and as our vice president of business development & marketing in May 2002. Her responsibilities include new business development and projects, corporate marketing and overall branding strategies. She has also seved as Zunicom’s director of operations and corporate secretary since February 1998 and as AlphaNet’s corporate secretary since October 1999. Ms. Tan graduated cum laude from the University of Denver in November 1996 with a Bachelor’s Degree in Marketing and a Minor in Statistics. She is the daughter of William Tan and the wife of Ian Edmonds.

          Once this offering is completed, Mr. Edmonds, Ms. Tan and Ms. Sansom-Reese will resign as officers of Zunicom and AlphaNet. Mr. Tan and Mr. Edmonds will continue as directors of Zunicom and Mr. Tan, Mr. Edmonds and Mr. Hardin will continue as directors of AlphaNet.

          None of Messrs. Tan, Hardin and Edmonds is ”independent” as required under the rules and regulations that apply to a company listed on the American Stock Exchange. However, it is our intent that the Director-Nominees will so qualify.

           Under our bylaws, the Board must consist of a minimum of __ and a maximum of __ directors. Following this offering, the Board will have __ members. Directors are elected annually at the annual meeting of shareholders to hold office for one year or until their successors are duly elected and qualified. We have not yet set the date for first annual meeting of shareholders following this offering. Board vacancies resulting from resignations, retirements, removals or newly created seats resulting from an increase in the number of directors, may be filled by a majority vote of the directors then in office, even if less than a quorum or by the a sole remaining director. The executive officers are appointed by the Board and serve at its discretion.

Committees of the Board of Directors

          The Board has established three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee will be made up entirely of independent directors.

          Audit Committee. The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee’s responsibilities include the following:

  selecting, hiring and terminating our independent auditors;

  evaluating the qualifications, independence and performance of our independent auditors;

  approving the audit and non-audit services to be performed by the independent auditors;

  reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;

  overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;

  with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

  preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

          Following this offering, Mr. _____________ will be chairman of the Audit Committee and the other members of the Audit Committee will be ______________. The Board has determined that _________________ is an “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K, and “independent” for purposes of Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

          Compensation Committee. The Compensation Committee assists the Board in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

  approving the compensation and benefits of our executive officers;

  reviewing the performance objectives and actual performance of our officers; and

  administering our stock option and other equity and incentive compensation plans.

          Following this offering, the chairman of the Compensation Committee will be ______ and the other members of the Compensation Committee will be ___________________.

          Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the Board by identifying and recommending individuals qualified to become members of the Board, reviewing correspondence from our shareholders and establishing and overseeing our corporate governance guidelines. Specific responsibilities include the following:

  evaluating the composition, size and governance of our Board and its committees and make recommendations regarding future planning and the appointment of directors to our committees;

  establishing a policy for considering shareholder nominees to our Board;

  reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and

  reviewing and monitoring compliance of our code of ethics and insider trading policy.

          Following this offering, the chairman of the Corporate Governance and Nominating Committee will be ________________ and the other members of the committee will be ________________.

          As of the date of this prospectus, we have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. This Code of Ethics will be posted on our website at www.upgi.com.

Compensation of Directors

           Once this offering is effective, our “independent” directors will receive an annual fee $_____, payable in equal quarterly installments and reimbursement for actual out-of-pocket expenses in connection with each board meeting attended in person. In addition, the chairman of the audit committee will receive an annual fee of $____, payable in equal quarterly installments and each other member will receive $____ for each meeting they attend in person. Each member of the compensation and nominating committees, including the chairman, will receive $____ for each meeting they attend in person.

Executive Compensation

          Summary compensation. The following table sets forth information regarding compensation awarded to, earned by, or paid to our chief executive officer and our other most highly compensated executive officers whose compensation exceeded $100,000 in 2005 for all services rendered to us in all capacities during the last three completed fiscal years.

Summary Compensation Table

Name and Principal				Other
Position	Year	Salary(1)	Bonus	Compensation

Randy Hardin,	2005	$203,077	$135,243	$20,971 (2)
Chief Executive Officer	2004	$207,692	$171,819	$21,145 (2)
and President	2003	$200,000	$152,338	$25,751 (2)

Ian C. Edmonds,	2005	$143,077	$ 30,000	$21,909 (2)
Chief Operating Officer	2004	$145,384	$ 17,000	$21,965 (2)
	2003	$160,417	$ 14,000	$19,812 (2)

Mimi Tan,	2005	$115,523	$ 28,000	$4,896 (3)
Vice President of	2004	$116,261	$ 16,400	$4,953 (3)
Business	2003	$116,277	$ 16,400	$2,160 (3)
Development and
Marketing and Secretary

(1)           Does not reflect $36,000 and $32,000 paid by Zunicom to Ian Edmonds and Mimi Tan, respectively, for services rendered to Zunicom.
 (2)           Car lease, medical insurance and long-term disability insurance payments.
 (3)           Medical and long-term disability insurance payments.

Cash Bonus Plan

           Historically, our board of directors has allocated 20% of our annual pre-tax income to a cash bonus pool that is allocated among all of our employees provided we achieve a targeted pre-tax income amount, set by our board of directors. Half of this amount is paid to our chief executive officer, Randy Hardin, pursuant to his employment agreement. For 2005, the target was $1.3 million and for 2006, the target is $_____.

Options Held by Named Executives

          None of our executive officers held any options as of December 31, 2005. In connection with this offering, we plan to grant options to our executive officers and other key employees covering _______ shares of our common stock, approximately 20% of our issued and outstanding shares after completion of the offering, all of which will be exercisable at the initial public offering price of the shares offered under this prospectus. The planned option grants will include grants covering ____ shares to Randy Hardin, ____ shares to William Tan and ____ shares to Ian Edmonds.

Stock Option Plan

          In 2006, we adopted and our stockholders approved and ratified our 2006 Stock Option Plan, the purpose of which is to attract and retain the personnel necessary for our success. The 2006 Stock Option Plan gives our board of directors the ability to provide incentives through grants of stock options, restricted stock awards and other types of equity-based incentive compensation awards to our key employees, consultants and directors (other than directors that are not compensated for their time by us or receive only a director’s fee). After this offering is completed, the plan will be administered by the Compensation Committee. Except as may otherwise be provided in the plan, the Compensation Committee will have complete authority and discretion to determine the terms of awards.

          A total of ______ shares of our common stock, representing 20% of the total number of shares issued and outstanding immediately after this offering without taking into account any shares that may be issued upon exercise of the over-allotment option, are reserved for issuance under the plan. If an award expires or terminates unexercised or is forfeited to us, or shares covered by an award are used to fully or partially pay the exercise price of an option granted under the plan and any shares retained by us to satisfy tax withholding obligations in connection with an option exercise or the vesting of another award, become available for further awards under the plan.

          The 2006 Stock Option Plan authorizes the granting of options, including options that satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The Compensation Committee will determine the period of time during which a stock option may be exercised, as well as any vesting schedule, except that no stock option may be exercised more than 10 years after its date of grant. The exercise price for shares of our common stock covered by an incentive stock option cannot be less than the fair market value of our common stock on the date of grant; provided that that exercise of an incentive stock option granted to an eligible employee that owns more than 10% of the voting power of all classes of our capital stock must be at least 110% of the fair market value of our common stock on the date of grant. The aggregate fair market value of shares subject to an incentive stock option exercisable for the first time by an option holder may not exceed $100,000 in any calendar year.

          The plan also authorizes the grant of restricted stock awards on terms and conditions established by the Compensation Committee. The terms and conditions will include the designation of a restriction period during which the shares are not transferable and are subject to forfeiture.

          Our board may terminate the plan without shareholder approval or ratification at any time. Unless sooner terminated, the plan will terminate on ___________. Our board may also amend the plan, provided that no amendment will be effective without approval of our shareholders if shareholder approval is required to satisfy any applicable statutory or regulatory requirements.

Employment Agreements

          We have entered an employment agreement with Ian Edmonds, effective as of the date of this offering and expiring December 31, 2009. Under the agreement, Mr. Edmonds will continue to serve as our Chief Operating Officer. After the expiration of the term, the employment agreement continues on a month-to-month basis with the same terms and conditions. Under the agreement, Mr. Edmonds will receive a base salary of $186,000, which may be increased from time to time at the discretion of the board of directors. In addition, Mr. Edmonds is eligible for an incentive bonus to be paid annually, determined solely by the board of directors at the end of each year, and is entitled to receive options to purchase such number of shares as shall equal 7.5% of the number of our issued and outstanding shares immediately after this offering is completed. The employment agreement with Mr. Edmonds allows for severance compensation in the event a third party purchases substantially all the assets of the business, or if we choose to end the contract without “cause”. The severance compensation is for a twelve month period at the then current salary plus continued coverage of any medical and health benefits, and any incentive bonus as determined by the board of directors. In addition, if Mr. Edmonds dies or is incapacitated during the term of this agreement the severance provisions are eligible for himself or his designated beneficiaries as the case may be. Mr. Edmonds is bound by confidentiality and non-compete provisions of the agreement.

          We have entered into an employment agreement with Randy Hardin, effective as of the date of this offering and expiring on December 31, 2009. Under the agreement, Mr. Hardin will continue to serve as our President and Chief Executive Officer. After the expiration of the term, the employment agreement continues on a month-to-month basis with the same terms and conditions. Under the agreement, Mr. Hardin will receive a base salary of $210,000, which may be increased from time to time at the discretion of the board of directors. In addition, Mr. Hardin is entitled to receive annual incentive bonuses equal to 10% of our pre-tax income for that year, provided that our pre-tax income for that year exceeds a targeted amount previously established by our board of directors. However, in no event may the bonus exceed $650,000 for 2007, $750,000 for 2008 and $850,000 for 2009. Mr. Hardin is also entitled to receive options to purchase such number of shares as shall equal 10% of the number of our shares actually issued and outstanding immediately after this offering. The employment agreement with Mr. Hardin allows for severance compensation in the event a third party purchases all or substantially all of our assets or if we choose to end the contract without “cause”. The severance compensation is for a twelve month period at the then current salary plus continued coverage of any medical and health benefits, and any incentive bonus as determined by the board of directors. In addition if Mr. Hardin dies or is incapacitated during the term of the agreement the severance provisions are eligible for himself or his designated beneficiaries as the case may be. Mr. Hardin is bound by confidentiality and non-compete provisions of the agreement.

          We have entered into a three-year employment agreement with Mimi Tan, effective as of the date of this offering and expiring December 31, 2009. Under the agreement, Ms. Tan will continue to serve as our Vice President of Business Development and marketing as well as our Corporate Secretary. The employment agreement automatically renews month-to-month with the same terms and conditions. Under the agreement, Ms. Tan will receive a base salary of $153,700, which may be increased from time to time at the discretion of the board of directors. In addition, Ms. Tan is eligible for an incentive bonus to be paid annually, determined solely by the board of directors at the end of each year. The employment agreement with Ms. Tan allows for severance compensation in the event a third party purchases substantially all the assets of the business, or if we choose to end the contract without “cause”. The severance compensation is for a twelve month period at the then current salary plus continued coverage of any medical and health benefits, and any incentive bonus as determined by the board of directors. In addition, if Ms. Tan dies or is incapacitated during the term of this agreement, the severance provisions are eligible for herself or her designated beneficiaries as the case may be. Ms. Tan is bound by confidentiality and non-compete provisions of the agreement.

           We have not entered into any other employment agreements.

401(k) Plan

           We established and continue to maintain a 401(k) and Profit-Sharing Plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. All of our employees who are at least 18 years of age are eligible to participate in the plan. There is no minimum service requirement to participate in the plan. Under the plan, an eligible employee can elect to defer a minimum from 1% to 85% of his salary. We may, at our sole discretion, contribute and allocate to a plan participant’s account, a percentage of the plan participant’s contribution. We have not made any contributions to this plan.

Indemnification and Limitations of Directors’ Liability

          Our amended and restated articles of incorporation provide generally that we shall indemnify and hold harmless each of our directors and executive officers and may indemnify any other person acting on our behalf in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. For example, we will not indemnify any person from or against expenses, liabilities, judgments, fines, penalties or other payments resulting from:

  an administrative proceeding in which civil money penalties are imposed by an appropriate regulatory agency; or

  other matters for which the person is determined to be liable for willful or intentional misconduct in the performance of his or her duty to the corporation, unless and only to the extent that a court shall determine indemnification to be fair despite the adjudication of liability.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to our amended and restated articles of incorporation, bylaws and the Texas Business Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

           In addition, to the extent that indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the Company, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitation of Liability

           Our amended and restated articles of incorporation limit the personal liability of our directors and officers in actions brought on our behalf or on behalf of our stockholders for monetary damages as a result of a director’s or officer’s acts or omissions while acting in a capacity as a director or officer, with certain exceptions. Consistent with the Texas Business Corporation Act, our amended and restated articles of incorporation do not limit the personal liability of our directors and officers in connection with:

  a breach of a director's duty of loyalty to the corporation or its stockholders;

  an act or omission not in good faith that constitutes a breach of the duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

  a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

  an act or omission for which the liability of a director is expressly provided for by statute.

           Our amended and restated articles of incorporation also contain a provision that, in the event that Texas law is amended in the future to authorize corporate action further eliminating or limiting the personal liability of directors or eliminating or limiting the personal liability of officers, the liability of a director or officer of the corporation will be eliminated or limited to the fullest extent permitted by law. Our amended and restated articles of incorporation do not eliminate or limit our right or the right of our stockholders to seek injunctive or other equitable relief not involving monetary damages.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          Before this offering, we engaged in the following related party transactions:

  Since we became a wholly owned subsidiary of Zunicom, we have distributed an aggregate of approximately $___ million to Zunicom, including management fees and dividends.
  At June 30, 2006 we owed Zunicom approximately $3.5 million, reflecting the tax benefit of the consolidated losses used to offset our taxable income, declared but unpaid dividends and miscellaneous expenses. Zunicom has agreed to reduce this amount by $300,000 and to convert approximately $2.8 million of the balance to a long-term liability payable approximately $175,000 per quarter over a four-year period beginning one year and one day after the date of this prospectus with interest accruing at ____% per annum from the date of this prospectus. If (i) Zunicom sells AlphaNet or all or substantially all of AlphaNet’s assets, (ii) AlphaNet ceases to be engaged in any trade or business or (iii) AlphaNet, voluntarily or involuntarily, seeks protection under the bankruptcy laws (each a “Trigger Event”), then the entire balance then due on the note, including principal and accrued interest, will be due and payable one year and one day following the Trigger Event, unless the Trigger Event occurs in the fifth year of the note, in which case such amounts shall be immediately due and payable. The balance of the payable, approximately $350,000, representing declared but unpaid dividends and other miscellaneous amounts, will be paid before the date of this prospectus.

  At June 30, 2006, AlphaNet owed us $177,000, which amount is being forgiven in connection with this offering.

  Immediately before the effective date of this offering, we will declare a dividend, payable to Zunicom. The dividend, estimated to be $2 million, will be evidenced by a promissory note, which will bear interest at the right of __% per annum and will be payable over a four-year period beginning one year and one day after the date of this prospectus. The note is prepayable out of the net proceeds we realize from the sale of the shares covered by the over-allotment option.

          Our board of directors has adopted a resolution that, in the future, any transactions between us and another person or entity who is deemed to be an “affiliate” or a related party must be approved by a majority of our disinterested directors.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common shares as of _________________, 2006:

  the selling shareholder;

  each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

  each of our directors and director nominees;

  each executive officer named in the Summary Compensation Table above; and

  all of our directors and executive officers as a group.

          The table below takes into account (i) the increase in our authorized capitalization to __________ shares of common stock, par value $.___ per share and _________ shares of preferred stock, par value $___ per share and (ii) a _-for- 1 stock split effected on ______ __, 2006.

          The table below does not take into account any shares of common stock sold as a result of the exercise of the underwriters’ over-allotment option. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the shares owned by them. The individual shareholders have furnished all information concerning their respective beneficial ownership to us.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to Offering(2)		Shares	After Offering(2)
			Being
Name of Beneficial Owner(1)	Number	Percent(3)	Offered	Number	Percent(3)

Zunicom, Inc.(4)		100.0%
William Tan(5)			0
Randy Hardin(6)			0
Ian Edmonds(7)			0
Mimi Tan			0
Julie Sansom-Reese			0
(8)			0
(8)			0
(8)			0
(8)			0
All directors and executive officers as a group
(10) persons

*Less than 1%
(1)	Unless indicated otherwise, all addresses are 1720 Hayden Road, Carrollton, Texas 75006.

(2)	According to the rules and regulations of the Securities and Exchange Commission, shares that a person has a right to acquire within 60 days of the date of this prospectus are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Based on _________ shares issued and outstanding immediately before this offering and __________ shares issued and outstanding immediately after this offering.

(4)	Selling stockholder.

(5)	Includes ____ shares underlying options that are currently exercisable at a price equal to the initial public offering of the shares sold in this offering

(6)	Includes ____ shares underlying options that are currently exercisable at a price equal to the initial public offering of the shares sold in this offering

(7)	Includes ____ shares underlying options that are currently exercisable at a price equal to the initial public offering of the shares sold in this offering

(8)	Director-nominee. Includes ____ shares underlying options that are currently exercisable at a price equal to the initial public offering of the shares sold in this offering

DESCRIPTION OF SECURITIES

          As of the date of this prospectus, our authorized capital stock consists of _____________ shares of common stock, par value $.01 per share and ________ shares of undesignated preferred stock, par value $___ per share. After this offering, we will have ________ shares of common stock issued and outstanding (_______ shares if the over-allotment option is exercised in full) and no shares of preferred stock issued and outstanding. Immediately before this offering is effective, we will have ______ shares of common stock outstanding held of record by one shareholder. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated articles of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part and to the provisions of Texas law.

Common Stock

          Subject to the rights specifically granted to holders of any shares of our preferred stock we may issue in the future, holders of our common stock are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by our board of directors. Holders of our common stock do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of any shares of our preferred stock we may issue in the future. Holders of our common stock have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, upon payment therefore, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

          Our authorized capital includes _______ shares of undesignated preferred stock par value $____ per share.

          Under our amended and restated articles of incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to ______ shares of preferred stock in one or more series. The board of directors may fix the number of shares, designations, preferences, powers and other special rights of each series of the preferred stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, affect adversely the rights and powers, including voting rights, of the holders of common stock, or have the effect of delaying, deferring or preventing a change in control in us. The rights and preferences may include, but are not limited to:

  the title of the preferred stock;

  the maximum number of shares of the series;

  the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

  any liquidation preference;

  any redemption provisions;

  any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

  any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

  any voting rights; and

  any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

          In some cases, the issuance of preferred stock could delay or discourage a change in control of us. Any shares of preferred stock we issue will be fully paid and nonassessable. We do not have any outstanding shares of preferred stock at the date of this prospectus.

Authorized but Unissued Shares

          The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common or preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

          The Texas Business Corporation Act provides generally that the affirmative vote of two-thirds of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation, unless the corporation’s articles of incorporation, requires a lower percentage, but not less than a majority. Our amended and restated articles of incorporation do not impose any supermajority vote requirements.

Transfer Agent, Warrant Agent and Registrar

          The transfer agent, warrant agent and registrar for our common stock will be Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

SHARES ELIGIBLE FOR FUTURE SALE

          After this offering is completed we expect to have ______ shares of common stock outstanding. This number assumes no exercise of the underwriters’ over-allotment option, or the representatives’ warrants. We expect to have ________ shares of common stock outstanding if the underwriters’ over-allotment is exercised in full. Of these shares, the _______ shares of common stock issued in this offering (______ shares if the over-allotment option is exercised in full) will be freely tradable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act.

          The remaining _______ outstanding shares of common stock will be restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of these shares have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after completion of this offering, without the prior written consent of Ladenburg Thalmann & Co. Inc. (“Ladenburg”), the managing underwriter of this offering, subject to certain limited exceptions. After the expiration of the lock-up period, or earlier with the prior written consent of Ladenburg, all of the outstanding restricted shares may be sold in the public market pursuant to Rule 144.

          Without taking into account the lock-up agreements, ______ shares of common stock would be eligible for sale under Rule 144 90 days after the date of this prospectus.

          In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Representatives’ Warrants

          In connection with this offering, we have agreed to issue to the Ladenburg and Wunderlich Securities, Inc. (“Wunderlich”), the representatives of the underwriters, collectively, warrants to purchase up to 10% of the total number of shares sold in this offering (other than shares sold as a result of the exercise of the underwriters’ over-allotment option) at a price equal to 120% of the initial public offering price per share as set forth on the cover page of this prospectus (the “Representatives’ Warrants”). The Representatives’ Warrants are exercisable at any time beginning 180 days after the effective date of this offering until the fifth anniversary of the effective date. The warrants contain cashless exercise provisions and anti-dilution provisions. In the event a holder of the warrants elects the cashless exercise option, the value of our stock will calculated using the variable weighted average price of our stock over the 20-day trading period ending on the trading date immediately before the exercise date.

          Neither the Representatives’ Warrants nor the underlying securities may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the 180-day lock-up restriction for the remainder of the lock-up period. After 180 days, the warrants may be transferred (i) without restriction to any officer, director or shareholder of a representative or (ii) to any other person, provided that the transferred warrants must be immediately exercised. We will cause the registration statement of which this prospectus is a part to remain effective until the earlier of the time that all of the Representatives’ Warrants have been exercised or the date which is five years after the effective date of the offering or will file a new registration statement covering the exercise and resale of those securities.

UNDERWRITING

           The underwriters of this offering, for whom Ladenburg and Wunderlich are the representatives, have agreed on the terms and subject to the conditions of the underwriting agreement, to purchase from us and from Zunicom, and we and Zunicom have agreed to sell to the underwriters, all of the shares issued in this offering as follows:

Shares of Common
Stock

Ladenburg Thalmann & Co. Inc.
Wunderlich Securities, Inc.

Total:

           We will sell _____ shares of our common stock and Zunicom will sell ______ shares of our common stock that it owns.

           The underwriters are committed severally to purchase and pay for all of the shares on a “firm commitment” basis if they purchase any shares. The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus for which they will receive a commission equal to __% of the selling price for the shares. We and Zunicom have also granted an option to the underwriters, exercisable during the 45-day period from the effective date of the registration statement, to purchase up to an aggregate of _____ additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, for the sole purpose of covering over-allotments.

           We have agreed to pay to the underwriters a non-accountable expense allowance of __% of the aggregate public offering price of all shares sold, excluding any shares sold pursuant to the underwriters’ over-allotment option. To date, we have paid $25,000 against this non-accountable expense allowance.

           We have applied to the American Stock Exchange to have our shares listed for trading on the Amex.

Indemnification

           The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, or to contribute payments that the underwriters may be required to make in respect thereof.

Electronic Delivery

          One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus is electronic format may be made available on the web sites maintained by one or more of the underwriters or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectuses being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectuses in electronic format, such as CD ROMS or videos. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated to underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Preferential Rights

           We have granted Ladenburg the right of first offer (on terms at least as favorable as can be obtained from other sources) to act as lead manager, placement agent, or investment banker with respect to any proposed underwritten public distribution or private placement of our securities or any merger, acquisition, or disposition of our assets if we use a lead manager, placement agent or investment banker or person performing such functions for a fee at any time before July 10, 2007. In addition, we have granted Ladenburg a preferential right for a period of twenty-four (24) months from the date of this prospectus to sell in accordance with such shareholders instructions, for the account of any of our pre-offering shareholders owning at least one percent (1.0%) of our common stock after this offering, any securities sold pursuant to Rule 144.

           We have also agreed that during the 12-month lockup, we will not, without the prior written consent of Ladenburg, register any additional securities for sale under the Securities Act of 1933.

Stabilization and Short Positions

           In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for the underwriter’s own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriter may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

           The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

           Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the American Stock Exchange or otherwise.

Warrants

           In connection with the offering, we have agreed to sell to Ladenburg and Wunderlich, for nominal consideration, warrants entitling them or their assigns, to purchase, in the aggregate, up to 10% of the total number of shares sold in this offering (excluding the over-allotment option) at a price equal to 120% of the public offering price per share. These warrants will be exercisable for five years and will contain cashless exercise provisions and anti-dilution provisions as are acceptable to Ladenburg and Wunderlich. In the event a holder of the warrants elects the cashless exercise option, the value of our stock will calculated using the volume weighted average price of our stock over the 20-day trading period ending on the trading date immediately before the exercise date. Ladenburg and Wunderlich may assign a portion of these warrants solely to other underwriters and their executive officers or partners.

           The warrants have been deemed compensation by the NASD and are therefore subject to a 180-day lockup pursuant to Rule 2710(g)(1) of the NASD Conduct Rules. The warrants granted to the holders are entitled to one demand registration right and “piggyback” registration rights for the period during which the warrants are exercisable with respect to the registration under the Securities Act of the common stock issuable upon exercise of the warrants. We will bear all fees and expenses attendant to registering the common stock, other than underwriting commissions, which will be paid for by the holders themselves.

Rule 144 Sales

           We have agreed that, during the two year period following the effective date of the Registration Statement, Ladenburg shall have the right to purchase for its account or to sell for the account of our officers and directors any securities sold pursuant to Rule 144 under the Securities Act of 1933. Each of these people has agreed to give notice to Ladenburg of its intent to offer for sale of any shares of common stock. Ladenburg will have 48 hours excluding Saturdays, Sundays and holidays when the New York Stock Exchange is closed to make an offer for the entire number of shares covered by the notice. Assuming that Ladenburg makes such an offer within 48 hours, the 144 seller will have 48 hours to sell the entire number of shares through or to another broker-dealer for the net price which is better than the price offered by Ladenburg. If it does so, then Ladenburg will have no rights to purchase for its account or sell for the account of the 144 Seller the shares covered by the notice.

Determination of Offering Price

           Prior to the offering, there was no public market for our common stock. The initial public offering of our shares was based upon negotiations between the underwriters and us and the factors considered in determining the initial public offering price were:

  the valuation multiples of publicly traded logistics and supply chain management service companies that the underwriters believe to be comparable to us;

  our historical financial information and an assessment of our future cash flows, revenue and earnings;

  the history of, and the prospects for, our company and the electronics; and

  the underwriters’ assessment of our management based upon our past operations and performance.
LEGAL MATTERS

          The validity of the common shares offered by this prospectus will be passed upon for us by Morse, Zelnick, Rose & Lander LLP, New York, New York. Patton Boggs LLP, Dallas, Texas, will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

EXPERTS

          KBA Group LLP, an independent registered public accounting firm, has audited financial statements as of and for the years ended December 31, 2003, 2004 and 2005 as set forth in their reports. We have included these financial statements in this prospectus, and in the registration statement, of which this prospectus is a part, in reliance on KBA’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          In connection with the units offered by this prospectus, we have filed a registration statement on FormS-1 under the Securities Act with the Securities and Exchange Commission. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits without charge at the Securities and Exchange Commission’s public reference facilities, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, 16th Floor, New York, New York 10279, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

          We intend to furnish our shareholders with annual reports containing financial statements audited by an independent registered public accounting firm.

UNIVERSAL POWER GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements

Balance Sheets at December 31, 2004, 2005 and June 30, 2006 (unaudited)	F-3

Statements of Income for the years ended December 31, 2003, 2004, and 2005
and for the periods ended June 30, 2005 and 2006 (unaudited)	F-5

Statement of Shareholder’s Equity for the years ended December 31, 2003, 2004, and 2005
and for the period ended June 30, 2006 (unaudited)	F-6

Statements of Cash Flows for the years ended December 31, 2003, 2004, and 2005
and for the periods ended June 30, 2005 and 2006 (unaudited)	F-7

Notes to Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Universal Power Group, Inc.

We have audited the accompanying balance sheets of Universal Power Group, Inc. (the “Company”) as of December 31, 2004 and 2005 and the related statements of income, shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Power Group, Inc., as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/KBA GROUP LLP
Dallas, Texas
February 24, 2006, except for Note D to which the date is April 18, 2006

UNIVERSAL POWER GROUP, INC.

BALANCE SHEETS

ASSETS
	December 31,
			June 30,
	2004	2005	2006

			(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$135,949	$176,295	$677,528
Accounts receivable:
Trade, net of allowance for doubtful accounts
of $196,502, $200,002 and $230,002	7,348,488	8,405,089	9,782,770
Other (including $63,888, $121,086 and $176,526
from related party)	312,661	235,305	265,446
Inventories – finished goods, net of allowance for
obsolescence of $263,313, $150,715 and $240,715	13,253,171	19,110,278	17,048,260
Current deferred tax asset	173,337	187,300	300,387
Prepaid expenses and other current assets	392,044	606,281	417,327

Total current assets	21,615,650	28,720,548	28,491,718

PROPERTY AND EQUIPMENT
Machinery and equipment	422,111	557,683	564,099
Furniture and fixtures	207,314	239,639	280,612
Leasehold improvements	175,364	181,232	188,691
Vehicles	140,676	151,597	151,598

	945,465	1,130,151	1,185,000
Less accumulated depreciation and amortization	(495,379)	(633,356)	(714,415)

Net property and equipment	450,086	496,795	470,585

OTHER ASSETS	37,647	34,923	33,073

TOTAL ASSETS	$22,103,383	$29,252,266	$28,995,376

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

BALANCE SHEETS (Continued)

LIABILITIES AND SHAREHOLDER’S EQUITY

	December 31,
			June 30,
	2004	2005	2006

			(Unaudited)
CURRENT LIABILITIES
Line of credit	$8,526,903	$9,261,435	$12,673,963
Accounts payable	7,082,274	12,387,887	7,453,482
Accrued liabilities	165,340	224,151	698,231
Due to parent (including $1,689,267, $2,500,749
and $3,131,429 for income taxes)	1,874,267	2,769,929	3,480,112
Current portion of capital lease obligations	20,977	20,977	21,557
Current portion of deferred rent	39,901	42,637	46,296

Total current liabilities	17,709,662	24,707,016	24,373,641

CAPITAL LEASE OBLIGATIONS, less current portion	46,307	25,339	14,411
NON-CURRENT DEFERRED TAX LIABILITY	37,464	53,728	60,894
DEFERRED RENT, less current portion	221,942	210,510	196,849

Total liabilities	18,015,375	24,996,593	24,645,795

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER’S EQUITY
Common stock - $0.01 par value, 4,000,000 shares
authorized, 493,905 shares issued and outstanding	4,939	4,939	4,939
Additional paid-in capital	3,847,658	3,847,658	3,847,658
Retained earnings	235,411	403,076	496,984

Total shareholder’s equity	4,088,008	4,255,673	4,349,581

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$22,103,383	$29,252,266	$28,995,376

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

STATEMENTS OF INCOME

	Year Ended December 31,			Six Months Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Net sales	$58,669,741	$67,159,545	$81,275,175	$37,848,809	$44,244,799
Cost of sales	49,564,588	58,355,712	70,960,235	33,091,289	38,046,168

Gross profit	9,105,153	8,803,833	10,314,940	4,757,520	6,198,631
Operating expenses (including $480,000,
$440,000, $480,000, $240,000 and
$240,000 to parent)	7,191,613	7,568,134	7,888,475	3,756,857	4,565,973

Operating income	1,913,540	1,235,699	2,426,465	1,000,663	1,632,658
Other income (expense)
Interest expense	(310,504)	(445,860)	(490,096)	(220,152)	(402,754)
Interest income	371	3,092	1,599	1,598	8,763
Other, net	(30)	(48,133)	10,151	-	-

Total other expense	(310,163)	(490,901)	(478,346)	(218,554)	(393,991)

Income before provision for income taxes	1,603,377	744,798	1,948,119	782,109	1,238,667
Provision for income taxes	(684,850)	(347,139)	(813,783)	(334,201)	(524,759)

Net income	$918,527	$397,659	$1,134,336	$447,908	$713,908

Net income per share	$1.86	$0.81	$2.30	$0.91	$1.45

Weighted average shares outstanding	493,905	493,905	493,905	493,905	493,905

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

STATEMENT OF SHAREHOLDER’S EQUITY

	Common Stock		Additional	Retained
			Paid-in	Earnings
	Shares	Amount	Capital	(Deficit)	Total

Balances at January 1, 2003	493,905	$4,939	$3,847,658	$(329,195)	$3,523,402

Dividends declared	-	-	-	(566,580)	(566,580)

Net income for 2003	-	-	-	918,527	918,527

Balances at December 31, 2003	493,905	4,939	3,847,658	22,752	3,875,349

Dividends declared	-	-	-	(185,000)	(185,000)

Net income for 2004	-	-	-	397,659	397,659

Balances at December 31, 2004	493,905	4,939	3,847,658	235,411	4,088,008

Dividends declared	-	-	-	(966,671)	(966,671)

Net income for 2005	-	-	-	1,134,336	1,134,336

Balances at December 31, 2005	493,905	4,939	3,847,658	403,076	4,255,673

Dividends declared	-	-	-	(620,000)	(620,000)
Net income for six months
ended June 30, 2006 (unaudited)	-	-	-	713,908	713,908

Balances at June 30, 2006
(unaudited)	493,905	$4,939	$3,847,658	$496,984	$4,349,581

The accompanying notes are an integral part of this financial statement.

UNIVERSAL POWER GROUP, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Six Months Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$918,527	$397,659	$1,134,336	$447,908	$713,908
Adjustments to reconcile net income to net
cash provided by (used in) operating
activities:
Depreciation and amortization of property
and equipment	109,580	130,852	137,978	68,117	81,059
Provision for bad debts	276,126	173,744	48,187	71,890	63,745
Provision for obsolete inventory	36,680	90,000	55,962	116,000	90,000
Deferred income taxes	(28,076)	(54,275)	2,301	(38,712)	(105,921)
Loss on disposal of property and
equipment	-	25,909	962	962	-
Change in operating assets and liabilities:
Accounts receivable – trade	(444,138)	(970,143)	(1,104,788)	(1,813,884)	(1,441,426)
Accounts receivable – other	83,811	(179,404)	77,356	105,100	(30,141)
Inventories	(2,813,520)	(2,824,793)	(5,913,069)	(529,325)	1,972,018
Prepaid expenses and other current
assets	(5,317)	137,492	(214,237)	(89,079)	188,954
Other assets	28,526	12,055	2,724	-	1,850
Accounts payable	1,161,615	(1,305,087)	5,305,613	(484,184)	(4,934,405)
Accrued liabilities	934,750	510,544	58,811	1,067,532	474,080
Due to parent	789,131	277,747	811,482	372,913	635,363
Deferred rent	-	127,204	(8,696)	(4,347)	(10,002)

Net cash provided by (used in) operating
activities	1,047,695	(3,450,496)	394,922	(709,109)	(2,300,918)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(37,140)	(114,259)	(185,649)	(67,824)	(54,849)

CASH FLOWS FROM FINANCING ACTIVITIES
Net activity on line of credit	(284,440)	3,274,593	734,532	1,148,644	3,412,528
Payments on capital lease obligations	(17,209)	(24,726)	(20,968)	(10,921)	(10,348)
Payment of dividends to parent	(566,580)	-	(882,491)	(335,000)	(545,180)

Net cash provided by (used in) financing
activities	(868,229)	3,249,867	(168,927)	802,723	2,857,000

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	142,326	(314,888)	40,346	25,790	501,233

Cash and cash equivalents at beginning of
period	308,511	450,837	135,949	135,949	176,295

Cash and cash equivalents at end of
period	$450,837	$135,949	$176,295	$161,739	$677,528

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,			Six Months Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
SUPPLEMENTAL DISCLOSURES
Income taxes paid	$39,286	$76,880	$74,243	$47,000	$74,250

Interest paid	$310,504	$445,860	$490,096	$220,152	$402,754

SUPPLEMENTAL SCHEDULE OF
NONCASH INVESTING AND
FINANCING ACTIVITIES

Acquisition of property and equipment
through capital lease	$21,244	$28,960	$-	$-	$-

Capitalized lease incentives	$-	$134,639	$-	$-	$-

Dividends due to parent	$-	$185,000	$269,180	$239,491	$344,000

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Universal Power Group, Inc. (the “Company”), a Texas corporation, is a wholly-owned subsidiary of Zunicom, Inc. (“Zunicom”). The Company is a distributor and supplier to a diverse and growing range of industries of portable power and related synergistic products, a provider of third-party fulfillment and logistics services and a custom battery pack assembler. The Company’s primary logistics center is located in Carrollton, Texas and regional logistic centers are located in Oklahoma City, Oklahoma and Las Vegas, Nevada. The Company’s customers are primarily located in the United States. However, a small portion of the Company’s sales are to customers located in the United Kingdom, Australia, Ireland and Canada. The Company’s growth strategy is to further develop new business in Europe and Latin America and to establish logistics centers in strategic domestic and global locations to service these accounts.

Unaudited Interim Financial Information

The interim financial information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 are unaudited. This unaudited interim financial information has been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim financial information includes all adjustments which are of a normal recurring nature and are necessary for a fair presentation of the financial position and results of operations for the periods presented. Results for the six months ended June 30, 2006 are not necessarily indicative of results to be expected for the year ending December 31, 2006.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all unrestricted highly-liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories consist of finished goods, primarily of batteries and security products related to the Company’s third party fulfillment services and materials used in the assembly of batteries into “packs”. All items are stated at the lower of cost, determined using the average cost method by specific part, or market. The Company performs periodic evaluations, based upon business trends, to specifically identify obsolete, slow moving and non-salable inventory. Inventory allowances are evaluated periodically to ensure they reflect current business trends.

The Company is a significant supplier for Brink’s Home Security, Inc. (“Brinks”). Brinks requires the Company to maintain certain inventory levels at all times. Inventory held related to the Company’s relationship with Brinks, primarily security products, totaled approximately $5,800,000, $8,500,000 and $9,700,000, respectively, at December 31, 2004, December 31, 2005 and June 30, 2006. Brinks is obligated to purchase from the Company any and all remaining inventory held by the Company pursuant to an agreement with Brinks (including inventory in transit) and pay any applicable cancellation fees to the manufacturer upon termination of the relationship.

Property and Equipment

Property and equipment are carried at cost. Depreciation and amortization of property and equipment is provided for using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Equipment leased under capital leases is amortized over the service life of the related asset or the term of the lease, whichever is shorter.

At December 31, 2004, 2005 and June 30, 2006, property and equipment includes $112,085, $112,085 and $93,791, respectively, of assets which have been financed under capital leases. The accumulated amortization related to these assets at December 31, 2004, 2005 and June 30, 2006 totaled $35,991, $56,706 and $59,735, respectively. Amortization expense related to these assets during the years ended December 31, 2003, 2004, and 2005 totaled $13,653, $15,286, and $20,715, respectively. Amortization expense related to these assets during the six month periods ended June 30, 2005 and 2006 totaled $7,643 and $9,919, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Zunicom. Income taxes are calculated as if the Company filed on a separate return basis. Current income tax receivable/payable, if any, is recorded as a due from/to Parent and deferred tax assets and liabilities are recorded separately.

The Company utilizes the asset and liability approach to accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets are reviewed when events or changes in circumstances indicate that their carrying value may not be recoverable. These evaluations include comparing the future undiscounted cash flows of such assets to their carrying value. If the carrying value exceeds the future undiscounted cash flows, the assets are written down to their fair value using discounted cash flows. For the years ended December 31, 2003 and 2005 and for the six month periods ended June 30, 2005 and 2006 there was no impairment of the value of such assets. For the year ended December 31, 2004, the Company wrote off certain fixed assets, primarily leasehold improvements from a prior lease. The related impairment charges recognized in 2004 totaled approximately $26,000.

Deferred Rent

The Company’s operating lease for its primary office and warehouse space contains a free rent period and contains predetermined fixed increases of the minimum rental rate during the initial lease term. For this lease, the Company recognizes rental expense on a straight-line basis over the minimum lease term and records the difference between the amounts charged to expense and the rent paid as deferred rent. In addition, the landlord provided certain allowances for leasehold improvements on this office and warehouse space which have been recorded as deferred rent and leasehold improvements. The deferred rent will be amortized as an offset to rent expense over the remaining term of the related lease.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 104 when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured.

The Company is a distributor who purchases both finished goods and components from domestic and international suppliers. The Company’s customers order finished goods, either bulk battery product or single shippable units, to fill their requirements.

The Company adds value to products and components by packaging them in customer specified “kits” or tailor made units that are convenient for the customer to order and ship. Additionally, the Company has several customers that require specific battery solutions for inclusion in their own products. The Company will obtain the battery and necessary components and configure a new finished good unit based upon customer specifications. The Company refers to this process as a “value added service”. Generally, the Company recognizes sales of finished goods at the time the customer takes title to the product.

The Company sells products to several customers in bulk quantities. The Company obtains the order from the customer and arranges for the delivery of the product directly from the Company’s vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. The Company refers to these transactions as “drop shipments” because the product is shipped directly from the Company’s vendor to the Company’s customer. Revenues from drop shipment transactions are recognized on a gross basis based on the Company’s analysis of the criteria defined in Emerging Issues Task Force (“EITF”) Issue No. 99-19. Generally, the Company recognizes revenue at the time the customer takes title to the product.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Post Shipment Obligations

The Company offers its customers a limited warranty for replacement of finished goods that do not function properly. Generally, the limited warranty period is for one year. The most common types of warranty claims are batteries that leak or batteries that do not provide the voltage they are intended to supply. The Company’s written warranty is limited to the replacement of the product purchased and does not cover the product the battery is intended to power. The Company’s replacement rate is insignificant, and is therefore recorded as a reduction of sales when the warranty expense is incurred. If the Company determines that a shipment of product had a manufacturing defect, the Company has recourse with the manufacturer to recover the replacement costs incurred. The costs of isolated or individual instances of defects are borne by the Company. At December 31, 2004, 2005 and June 30, 2006, the Company has a warranty reserve of approximately $10,000.

Advertising costs

Advertising costs are charged to operations when incurred. Advertising expense was approximately $99,000, $102,000, and $95,000 for the years ended December 31, 2003, 2004, and 2005, respectively. Advertising expense was approximately $45,000 and $73,000 for the six months ended June 30, 2005 and 2006, respectively.

Shipping and Handling Costs

Shipping and handling costs are charged to cost of sales in the accompanying statements of income.

Earnings Per Share

Basic earnings per common share is computed by dividing income applicable to common shareholders by the weighted average number of common shares outstanding during each period. There are no common stock equivalents that would affect earnings per share for any period presented.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

Fair Value of Financial Information

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than carrying value of these financial instruments. The estimated fair value of cash equivalents, accounts receivable, prepaid expenses and other current assets, line-of-credit, accounts payable, and accrued liabilities approximate their carrying amounts due to the relatively short maturity of these instruments. The estimated fair value of capital lease obligations approximates the carrying amounts since they bear market rates of interest. None of these instruments are held for trading purposes.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock Based Compensation, and superseded by Accounting Principles Bulletin (“APB”) Opinion 25, Accounting for Stock Issued to Employees. SFAS No. 123R focuses primarily on share-based payments for employee services, requiring these payments to be recorded using a fair-value-based method. The use of APB No. 25’s intrinsic value method of accounting for employee stock options has been eliminated. As a result, the fair value of stock options granted to employees in the future will be required to be expensed. The impact on the results of operations for the Company will be dependent on the number of options granted and the fair value of those options. For the Company, SFAS No. 123R is effective in 2006. The Company has not granted stock-based compensation in the past but intends to do so in the future.

NOTE C. INVENTORIES

Inventories at December 31, 2004, 2005 and June 30, 2006 consist of the following:

	December 31,
			June 30,
	2004	2005	2006

Battery and related inventory	$6,750,060	$9,973,047	$7,081,107
Security related inventory	5,948,172	8,581,729	9,912,527
Electronic components inventory	818,252	706,217	295,341
Inventory obsolescence reserve	(263,313)	(150,715)	(240,715)

	$13,253,171	$19,110,278	$17,048,260

NOTE D. LINE OF CREDIT

The Company has a line of credit agreement with a bank which provides for interest payable monthly at LIBOR Index rate plus 2.5% (6.79% at December 31, 2005) and matures May 5, 2007. On July 25, 2005, the Company entered into an agreement with the bank fixing the interest rate at 6.99% on the first $6,000,000 of borrowings and LIBOR Index Rate plus 2.5% on the balance of the outstanding borrowings under the line of credit. The line of credit is due on demand and is secured by accounts receivable, inventories, and equipment of the Company. The line’s availability is based on a borrowing formula, which allows for borrowings equal to eighty-five percent (85.0%) of the Company’s eligible accounts receivable and a percentage of eligible inventories. In addition, the Company must maintain certain financial covenants including ratios on fixed charge coverage and minimum tangible net worth, as well as maximum debt to tangible net worth and an interest coverage ratio. On March 23, 2006, the Company entered into a renewal and modification agreement on the line of credit agreement with the bank. The advance formula referenced in the Security Agreement as the “Borrowing Base” was modified as follows: eighty-five percent (85.0%) of the outstanding value of Borrower’s Eligible Accounts Receivable (as defined in the Security Agreement) plus fifty percent (50.0%) of the value of Borrower’s Eligible Inventory (as defined in the Security Agreement) provided, however, that the foregoing sub-limit upon availability with respect to Borrower’s Eligible Inventory shall not exceed eighty-five percent (85.0%) of the outstanding value of Borrower’s Eligible Accounts Receivable at any one time outstanding.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE D. LINE OF CREDIT (Continued)

On April 18, 2006, the Company entered into the second renewal and modification agreement with the bank which increased the Company’s line of credit from $12,000,000 to $16,000,000. The advance formula referenced in the Security Agreement as the “Borrowing Base” was modified as follows: eighty-five percent (85.0%) of the outstanding value of Borrower’s Eligible Accounts Receivable (as defined in the Security Agreement) plus fifty percent (50.0%) of the value of Borrower’s Eligible Inventory (as defined in the Security Agreement). Advances against Borrower’s Eligible Inventory shall not exceed the lesser of (a) $8,500,000 or (b) an amount equal to the product of (i) one and one-half (1.5), multiplied by (ii) eighty-five percent (85.0%) of the outstanding value of Borrower’s Eligible Accounts Receivable at any one time outstanding. At December 31, 2004 and 2005, $8,526,903 and $9,261,435, respectively, was outstanding under the line of credit and $3,473,097 and $2,231,019, respectively, remained available for borrowings under the line of credit based on the borrowing formula.

The interest rate on borrowings above $6,000,000 was 7.61% at June 30, 2006. At June 30, 2006, $12,673,963 was outstanding under the line of credit and $1,400,486 remained available for borrowings under the line of credit based on the borrowing formula.

NOTE E. CAPITAL LEASE OBLIGATIONS

Minimum future lease payments under capital leases and the present value of the minimum lease payments as of December 31, 2005 are as follows:

2006	$22,988
2007	19,572
2008	6,721
Less amount representing interest	(2,965)

Present value of minimum lease payments	46,316
Less current portion	(20,977)

$25,339

NOTE F. RELATED PARTY TRANSACTIONS

The Company paid management fees to Zunicom, its parent, of $480,000, $440,000, and $480,000 during the years ended December 31, 2003, 2004, and 2005, respectively. The Company paid management fees to Zunicom of $240,000 and $240,000 for the six months ended June 30, 2005 and 2006, respectively.

The Company declared $566,580 of dividends payable to Zunicom and paid cash dividends of $566,580 to Zunicom during the year ended December 31, 2003. The Company declared $185,000 of dividends payable to Zunicom during the year ended December 31, 2004. This amount was recorded as a payable and was included in the due to parent amount in the accompanying 2004 balance sheet. The Company paid cash dividends of $882,491 to Zunicom during the year ended December 31, 2005. The Company declared an additional $269,180 of dividends that are payable to Zunicom as of December 31, 2005. This payable is included in the due to parent amount at December 31, 2005 in the accompanying 2005 balance sheet.

The Company declared cash dividends totaling $620,000 during the six months ended June 30, 2006 of which $344,000 is payable to Zunicom as of June 30, 2006. This payable is included in the due to parent amount in the accompanying balance sheet. The Company paid cash dividends to Zunicom of $545,180 during the six months ended June 30, 2006.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE F. RELATED PARTY TRANSACTIONS (Continued)

The Company leased certain office and warehouse space from a partnership consisting of members of the family of a shareholder of Zunicom. Rent paid to the partnership was $100,800, $100,800, and $16,800 for the years ended December 31, 2003, 2004, and 2005, respectively and $16,800, and $0 for the six months ended June 30, 2005 and 2006, respectively. This lease required monthly payments of $8,400 through its expiration in February 2005. The Company vacated this space during 2004.

At December 31, 2004, 2005 and June 30, 2006, the Company was due $63,888, $117,626 and $176,526, respectively, from a related party entity that is also a subsidiary of Zunicom. These amounts due are related to expenses paid by the Company on behalf of the related party.

At December 31, 2004, 2005 and June 30, 2006, the due to parent on the accompanying balance sheet includes $1,689,267, $2,500,749 and $3,131,429, respectively, of income taxes payable to Zunicom related to the Company’s allocation of current income tax expense.

NOTE G. INCOME TAXES

Deferred tax assets and liabilities at December 31, 2004, 2005 and June 30, 2006 consist of the following:

	December 31,
			June 30,
	2004	2005	2006

Deferred tax assets:
Inventory obsolescence	$89,526	$51,243	$81,843
Allowance for doubtful accounts	66,811	68,001	78,201
Accrued liabilities	17,000	68,056	140,343

Current deferred tax asset	$173,337	$187,300	$300,387

Non-current deferred tax liability	$(37,464)	$(53,728)	$(60,894)

The non-current deferred tax liability arises from the different useful lives and depreciation methods for depreciating assets for federal income tax purposes.

The Company’s income tax expense for the years ended December 31, 2003, 2004 and 2005 is comprised as follows:

	2003	2004	2005

Deferred income tax expense (benefit)	$(28,076)	$(54,275)	$2,301

Current income tax expense	712,926	401,414	811,482

Income tax expense	$684,850	$347,139	$813,783

UNIVERSAL POWER GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE G. INCOME TAXES (Continued)

The Company’s income tax expense for the years ended December 31, 2003, 2004, and 2005 differed from the statutory federal rate of 34 percent as follows:

	2003	2004	2005

Statutory rate applied to income before income taxes	$545,148	$253,231	$662,360
Amounts not deductible for income tax purposes	42,704	46,990	56,575
State income taxes, net of federal income tax effect	83,329	46,918	94,848
Change in previous year estimate	13,669	-	-

Income tax expense	$684,850	$347,139	$813,783

NOTE H. CREDIT CONCENTRATIONS AND SIGNIFICANT CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are at risk to the extent that they exceed Federal Deposit Insurance Corporation insured amounts. To minimize this risk, the Company places its cash and cash equivalents with high credit quality financial institutions.

In the normal course of business, the Company extends unsecured credit to virtually all of its customers. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its estimate of amounts which may become uncollectible. In the event of complete non-performance by the Company’s customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

At December 31, 2004, 2005 and June 30, 2006, the Company had receivables due from a significant customer who comprised approximately 46%, 48% and 44%, respectively, of total trade receivables. During the years ended December 31, 2003, 2004, and 2005, the Company had one customer who accounted for 50%, 51%, and 56%, respectively, of net sales, and another customer who during the year ended December 31, 2003 accounted for 10% of net sales. During the six month periods ended June 30, 2005 and 2006, the Company had one customer who accounted for 62% and 60%, respectively, of net sales. The loss of this significant customer would materially decrease the Company’s net sales.

A significant portion of the Company’s inventory purchases are from two suppliers, representing approximately 37% and 22% for the year ended December 31, 2003, 44% and 19% for the year ended December 31, 2004, and approximately 44% and 22% for the year ended December 31, 2005. The Company purchased approximately 61%, 61%, and 70%, respectively, of its product through domestic sources with the remainder purchased from international sources, predominately in the Pacific Rim and mainland China, for the years ended December 31, 2003, 2004, and 2005. The majority of the Company’s international purchases are coordinated through an independent consultant. The Company does not anticipate any changes in the relationships with these suppliers or the independent consultant; however, if such a change were to occur, the Company believes it has alternative sources available.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE I. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company’s consolidated financial position, operating results, or cash flows. However, there can be no assurance that such legal proceedings will not have a material impact.

Operating Leases

The Company leases certain office and warehouse facilities under various non-cancelable operating leases. On February 1, 2002, the Company entered into a lease for a warehouse facility. The Company entered into an amendment to the lease to extend the terms of the lease from February 1, 2004 to December 31, 2009. This amendment included increased rental space, a rent holiday for six months during 2004, leasehold incentives including build-out of the facility that totaled approximately $134,000, and rent price escalation throughout the term of the lease. Minimum future payments on these leases as of December 31, 2005 are as follows:

Years ending
December 31,

2006	$386,469
2007	400,793
2008	434,992
2009	334,890

$1,557,144

Rent expense for the years ended December 31, 2003, 2004, and 2005 totaled approximately $360,000, $464,000, and $451,000, respectively. Rent expense for the six month periods ended June 30, 2005 and 2006 totaled approximately $219,000 and $291,000, respectively.

Employment Agreements

The Company has employment agreements with two key officers of the Company. The agreements call for severance compensation in the event the officers employment is terminated by reason of (i) the death, illness or incapacity of the officer; (ii) the termination of the officer’s employment by the Company for any reason other than act of breach; or (iii) the termination of the officer’s employment by the officer because of a substantial breach of the employment agreement by the Company. If severance compensation is required, the Company will pay the officer a lump sum equal to twelve months of the officer’s current salary plus twelve months of Cobra insurance coverage for the officer and the officer’s family. One of the key officers is also entitled to an annual incentive bonus on a target net income amount based upon the Company’s annual operating budget as more thoroughly defined in his employment agreement. This bonus is payable annually and is payable for the calendar year in which the officer is terminated. This officer is also entitled to receive an option to purchase 10% of the outstanding common stock of the Company upon the closing of a spin-off or public offering of the Company. The other key officer may be paid an annual incentive bonus to be determined solely by the Board of Directors of the Company at the end of each year. This officer is also entitled to receive an option to purchase 7.5% of the outstanding common stock of the Company upon the closing of a spin-off or public offering of the Company. Both employment agreements state that any options granted to these two key officers will be fully vested and immediately exercisable for a period of five years at a per share exercise price equal to the average market price for the shares of common stock of the Company during the four-week period following the closing of the spin-off or public offering. Both agreements contain anti-dilution provisions.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE J. EMPLOYEE BENEFIT PLAN

The Company established and continues to maintain a 401(k) Plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. All employees who are at least 18 years of age are eligible to participate in the plan. There is no minimum service requirement to participate in the plan. Under the plan, an eligible employee can elect to defer from 1% to 85% of his salary. The Company may, at its sole discretion, contribute and allocate to plan participant’s account a percentage of the plan participant’s contribution. There were no Company contributions for the six month periods ended June 30, 2005 and 2006 or the years ended December 31, 2003, 2004, and 2005.

NOTE K. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial information (unaudited) for the years ended December 31, 2004 and 2005 is set forth below:

				Net	Weighted
				Income	Average
			Net Income	(Loss)	Shares
2004	Net Sales	Gross Profit	(Loss)	Per Share	Outstanding

First quarter	$14,075,664	$1,947,897	$(40,966)	$(0.08)	493,905
Second quarter	$16,167,901	$2,029,630	$74,606	$0.15	493,905
Third quarter	$18,196,556	$2,249,156	$166,599	$0.34	493,905
Fourth quarter	$18,719,424	$2,577,150	$197,420	$0.40	493,905

For the year	$67,159,545	$8,803,833	$397,659	$0.81	493,905

				Net	Weighted
				Income	Average
			Net Income	(Loss)	Shares
2005	Net Sales	Gross Profit	(Loss)	Per Share	Outstanding

First quarter	$17,402,572	$2,145,194	$176,509	$0.36	493,905
Second quarter	$20,446,237	$2,612,326	$278,914	$0.56	493,905
Third quarter	$22,111,952	$3,015,847	$435,952	$0.88	493,905
Fourth quarter	$21,314,414	$2,541,573	$242,961	$0.49	493,905

For the year	$81,275,175	$10,314,940	$1,134,336	$2.30	493,905

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Universal Power Group, Inc.

Under date of February 24, 2006, except for Note D to which the date is April 18, 2006, we reported on the balance sheets of Universal Power Group, Inc. as of December 31, 2004 and 2005, and the related statements of income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2005, which are included in this Registration Statement and Prospectus. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule in this Registration Statement and Prospectus. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KBA GROUP LLP
Dallas, Texas
February 24, 2006

S-1

UNIVERSAL POWER GROUP, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For three Years Ended December 31, 2005

		Additions
	Balance at	Charged		Balance
	Beginning of	to Expense		at End
Description	Period	or other	Deductions	of Period

Inventory obsolescence reserve:
Year ended:

December 31, 2003	$175,164	$36,680	$-	$211,844

December 31, 2004	$211,844	$90,000	$(38,531)	$263,313

December 31, 2005	$263,313	$55,962	$(168,560)	$150,715

Accounts receivable reserve:
Year ended:

December 31, 2003	$97,602	$276,126	$(165,344)	$208,384

December 31, 2004	$208,384	$173,744	$(185,626)	$196,502

December 31, 2005	$196,502	$48,187	$(44,687)	$200,002

S-2

UNIVERSAL POWER GROUP, INC.

____________

________
Shares of Common Stock

____________

PROSPECTUS

____________

Ladenburg Thalmann & Co. Inc.                Wunderlich Securities, Inc.

___________, 200_

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting commissions and expenses, all of which will be paid by us. Other than the SEC registration fee and the NASD filing fees all of such expenses are estimated.

SEC Registration fee	$3,262
NASD fee	$3,548
American Stock Exchange listing fee	$50,000	*
Printing expenses	$65,000	*
Accounting fees and expenses	$95,000	*
Legal fees and expenses	$235,000	*
Transfer agent and registrar fees and expenses	$3,500	*
"Road Show" and miscellaneous other expenses	$44,690	*

Total	$500,000	*

_______________
*Estimated

Item 14. Indemnification of Directors and Officers

          Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he was, is, or is threatened to be made a named defendant by reason of his position as director or officer, provided that he conducted himself in good faith and reasonably believed that, in the case of conduct in his official capacity as a director or officer of the corporation, such conduct was in the corporation’s best interests; and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, a director or officer may be indemnified only if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory.

          Under our amended and restated articles of incorporation, (the “Articles of Incorporation”), no director of the registrant will be liable to the registrant or any of its stockholders for monetary damages for an act or omission in the director’s capacity as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omission not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any transaction for which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, (iv) for acts or omissions for which the liability of a director is expressly provided by statute, or (v) for acts related to an unlawful stock repurchase or dividend payment. The Articles of Incorporation further provide that, if the statutes of Texas are amended to further limit the liability of a director, then the liability of the company’s directors will be limited to the fullest extent permitted by any such provision.

          Our bylaws provide for indemnification of officers and directors of the registrant and persons serving at the request of the registrant in such capacities for other business organizations against certain losses, costs, liabilities, and expenses incurred by reason of their positions with the registrant or such other business organizations. We also has policies insuring its officers and directors and certain officers and directors of its wholly owned subsidiaries against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Act”).

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our amended and restated articles of incorporation, bylaws and the Texas Business Corporation Act, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

          The Underwriting Agreement provides for reciprocal indemnification between us and our controlling persons, on the one hand, and the underwriters and their respective controlling persons, on the other hand, against certain liabilities in connection with this offering, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

          None

Item 16. Exhibits

Exhibits	Description
No.
1	Form of Underwriting Agreement*
3(i)	Amended and Restated Articles of Incorporation*
3(ii)	Bylaws*
4.1	Specimen stock certificate*
4.2	Form of representatives’ warrant*
5	Form of opinion o f Morse, Zelnick, Rose & Lander, LLP*
10.1	Form of 2006 Stock Option Plan*
10.2	Form of Randy Hardin Employment Agreement
10.3	Form of Ian Edmonds Employment Agreement
10.4	Form of Mimi Tan Employment Agreement
10.5	Revolving Credit and Security Agreement with Compass Bank(1)
10.6	Purchase Agreement with Brinks Home Security(2)
10.7	Real Property Lease for 1720 Hayden Road, Carrollton, Texas
10.8	Real Property Lease for 11605-B North Santa Fe, Oklahoma City, Oklahoma
10.9	Real Property Lease for Las Vegas, Nevada
10.10	Agreement with Import Consultants
10.11	Form of Promissory Note in the amount of $2,831,429 payable to Zunicom*
21.1	Subsidiaries
23.1	Consent of KBA Group LLP
23.2	Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1)
24	Power of Attorney (included in signature page)

*          To be filed by amendment.

(1) Incorporated by reference to Exhibit 10.11 to Zunicom Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 30, 2006.

(2) Incorporated by reference to Exhibit 10.12 to Zunicom Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 30, 2006.

Item 17. Undertakings

          A. The undersigned Registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, on September 12, 2006.

UNIVERSAL POWER GROUP, INC.

by: /s/RANDY HARDIN
Chief Executive Officer

          ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randy Hardin and Ian C. Edmonds and each of them his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof. In accordance with the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities indicated on the date set forth above.

           Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ RANDY HARDIN	Chief Executive Officer (Principal	September 12, 2006
Randy Hardin	Executive Officer), President and Director

/s/ JULIE SANSOM-REESE	Chief Financial Officer	September 12, 2006
Julie Sansom-Reese	(Principal Financial and Accounting Officer)

/s/ WILLIAM TAN	Chairman of the Board	September 12, 2006
William Tan

/s/ IAN C. EDMONDS	Director	September 12, 2006
Ian Edmonds